# MORE



RCN ANNUAL REPORT

# AND

TWO-THOUSAND ONE

# LESS

# MORE CUSTOMERS

## LESS COST LESS DEBT

**Dear Shareholders** > 2001 was a year of significant accomplishments and progress for RCN, despite the economic and market turmoil in the telecommunications industry. In many ways, we bucked the negative trends that characterized the industry in 2001 by growing our business, operating more efficiently and conserving cash. That was reflected in the goals RCN set for itself: increasing the number of customers, reducing expenses and significantly reducing our debt. I'm pleased to report that we met all of those goals.

These accomplishments have helped RCN move to the next stage of our evolution as a company. During the first few years of our history, we focused our efforts on raising capital, building a state-of-the-art network and rapidly expanding our business into new geographic markets. Now that we are firmly established in seven of the ten most densely populated markets in the country and are serving nearly a million customers, we can focus our resources on mastering the day-to-day operations of the company.



David C. McCourt
*Chairman and CEO*

Mastering operations has been challenging because we're doing something that's never been done before. We're building a network designed to be the lowest cost in the industry, operating with the highest capacity and the most advanced technology. Today, RCN can deliver ResiLink[SM] bundles of Phone, Cable TV and Internet services over our own network to residential customers. Tomorrow, as new telecommunications services are

# WE ARE POISED TO GROW MORE

invented, we will be able to provide those services to the consumer much more easily than our competitors because we have the excess capacity at our fingertips. These characteristics make RCN unique and distinct from the rest of the industry. We have the most advanced network, the best ability to deliver bundled services and we serve the most densely populated markets in the nation. Combining all of these factors, it becomes clear that RCN has the highest revenue potential per mile of network in the industry.

To realize that vision and to master operations, we need to continue to build our company and its business processes around the customer. We want to reach more customers, keep them as loyal RCN subscribers and sell those customers bundled services.

Executing that plan has become easier because of the steps we took over the past year. Let me describe in greater detail the achievements of 2001 and explain how they have helped make RCN a more efficient and steadily growing company.

## Bringing More Customers Onto Our Network

In 2001, we improved our ability to acquire more customers and sell them more services. We were helped by the fact that we have the most technologically sophisticated network in the industry – RCN's Megaband™ Network. At year end, we had the ability to market our services to 1,500,000 homes on this network. We have a customer penetration rate of 34% with the average customer taking 1.61 services.

*Added 210,000 new connections to our network*

Since it was introduced, our ResiLink℠ bundle of services continues to be popular with customers. In 2001, the number of ResiLink℠ customers increased by 124%, and these customers purchased an average of 2.7 services from RCN, spending an average of over $130 per month. Our success on this front has been the result of focusing our operations on existing geographic markets. We concentrated our

# *Proforma Total RCN Financial Highlights*

**unaudited*

(This is how management and analysts look at RCN)

(Dollars in Thousands)

| *For the years ended December 31,* | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|
| **Statement of Operations Data:** | | | | |
| Sales | **$ 536,214** | $ 405,423 | $ 335,767 | $ 245,125 |
| Direct costs | **230,924** | 197,385 | 155,907 | 112,371 |
| EBITDA before non-cash stock-based compensation, nonrecurring charge and acquired in-process research and development | **(232,331)** | (343,780) | (133,085) | (48,494) |
| Non-cash stock-based compensation | **62,955** | 41,237 | — | — |
| Goodwill write-off and special charges | **481,731** | — | — | — |
| Depreciation and amortization | **354,532** | 313,819 | 168,689 | 109,606 |
| Net (loss) | **(836,452)** | (891,466) | (368,570) | (235,039) |
| **Balance Sheet Data:** | | | | |
| Cash, temporary cash investments and short-term investments | **848,243** | 1,743,797 | 1,801,437 | 1,028,600 |
| Property, plant and equipment | **3,184,124** | 2,745,705 | 1,252,287 | 645,005 |
| Accumulated depreciation | **688,770** | 448,909 | 246,849 | 162,561 |
| Net property, plant and equipment | **2,495,354** | 2,296,796 | 1,005,438 | 482,444 |
| Total assets | **3,776,848** | 4,924,604 | 3,280,798 | 1,951,067 |
| Long-term debt (including current portion) | **1,896,148** | 2,257,712 | 2,144,321 | 1,267,133 |
| Capital expenditures | **513,639** | 1,261,465 | 611,437 | 310,755 |

*Proforma Total RCN results are different from GAAP only that they consolidate all operations and than reflect any share not owned by RCN as Minority Interests.

# USING THE BEST TECHNOLOGY

efforts on putting paying customers onto our network and getting them to take more services.

That focus paid off. We increased our customer count by 20%, bringing the total number of on-net customers to 515,000. These additional customers drove revenue up to $536 million, a 32% increase over last year.

We are poised to grow more. As a result of setting the right priorities we have increased the number of homes that can receive our services by more than 20%. Consistent with this plan, we moved away from low margin revenue that had come from serving customers who were not on our network. Bringing customers onto our network and selling them more services remains the core of our strategy.

## Reducing Costs Throughout The Company

Throughout last year, the company vigorously cut costs, even as we grew our customer base and revenues. It now costs us 40% less to acquire new customers than it did a year ago. In a year in which we grew revenues by 32%, added over 210,000 connections and 85,000 customers, we actually reduced our Selling General & Administrative (SG&A) costs by 3% year over year. We also reduced our workforce by one third, reflecting our shift away from opening new markets to serving existing markets. That allowed us to put our resources into customer service and operations

*Reduced EBITDA losses by $112 million*

and to spend significantly less in engineering and construction costs. This enabled RCN to reduce losses from operations (EBITDA losses) every quarter.

In November, we saw RCN's Boston market, the company's first operating region launched as part of the RCN vision, become EBITDA positive. This is an important first step towards our ultimate goal of becoming free cash flow positive: when our operations will generate enough cash to meet the costs of running the business, pay off the debt we borrowed to fund our business and allow us to put cash into growing the business.

# FOCUSING ON CUSTOMER SATISFACTION

## Reducing Debt

In June and October we conducted two strategic sales of portions of our debt to take advantage of depressed bond prices. This

*Eliminated $816 million in debt*

strengthened our balance sheet significantly. As a result of these offers, RCN saved $816 million in face value principal and $499.9 million in future cash interest payments. These savings were accomplished by spending $177 million of our cash on hand and issuing $50 million in stock and warrants.

This financial move was an unconventional one. Buying back our debt in these market conditions was a rare opportunity that we were able to exploit.

## Focusing On The Customer

The most important element of executing our strategy in the months ahead is our dedication to serving the needs of the customer. That is the only way we can continue to attract new customers, keep our current customers and—sell these customers more services.

We cut costs intelligently at RCN without compromising our service to customers. We demonstrated this type of cost cutting when we consolidated our call centers and moved much of our customer service operations to a state-of-the-art call center in Springfield, Massachusetts. Using the best technology to create superior call centers for our customers

*Added 85,000 additional network customers*

was a goal of the company since 1999, and last year we were able to achieve it while still holding our costs down. We also put in place the components to roll out a new, state-of-the-art billing system. These improvements are encouraging. But we won't rest until we become the benchmark for superior customer service in the telecommunications industry. Early signs of our efforts in this regard are already apparent. For example, RCN received a commendation from the New York

# ENHANCING THE COMPANY CULTURE

Public Service Commission for providing excellent local telephone service to customers during 2001.

## A Distinct Company Culture

In a challenging year, RCN made a number of difficult decisions. We reduced headcount—never an easy decision—to bring our organizational structure in line with the stage of mastering operations instead of opening new markets. We focused on our existing markets because we believe that is where we can take advantage of network investments already made. Both these decisions will help us conserve cash and grow revenue. Now, with many of the most difficult decisions behind us, we can continue to enhance the company culture—a culture devoted to using the best network in the industry to provide for the telecommunications needs of customers today and tomorrow.

*Increased revenues by $130 million*

That culture will be seen in all the steps we take. Better backoffice systems to serve customers. Tighter coordination of our sales, installation and repair teams. A close, company-wide focus on customer satisfaction that is continuously monitored, discussed, and improved.

Our core strategy of providing bundled services to customers in the most densely populated markets remains the same and we are creating an operational model that lets us execute our vision. Our employees and our shareholders have been paramount in letting us reach this stage. We began RCN with a vision of a different type of telecommunications company that would set a new standard for the industry. I am always grateful that there are so many that share in that vision and want to see us complete it.

In the past we have proven that we can penetrate the right markets, we have demonstrated success with bundled services and we have successfully marketed to new customers. We spent 2001 making sure the company was aligned to build on these

# LEADING THE BROADBAND INDUSTRY

achievements and add more customers to our network, keep them longer and serve them better. The result will be an RCN that continues to lead the broadband industry and move forward toward our goal of being the telecommunications provider of choice in the most desirable markets in the nation.

**David C. McCourt**
*Chairman and Chief Executive Officer*

March 31, 2002

# FINANCIALS
## TWO-THOUSAND ONE

# *Management's Discussion and Analysis of Financial Condition and Results of Operations*

(Dollars in Thousands, Except Share and Per Share Data)

The following discussion should be read in conjunction with RCN Corporation's ("RCN" or the "Company") audited consolidated financial statements and notes for the years ended December 31, 2001, 2000, and 1999:

## Introduction

We have experienced significant growth over the past years through acquisitions and building and developing our own network. The costs associated with the growth of our network and our operational infrastructure, expanding the level of service provided to our customers, and sales and marketing expenses were the primary reasons for the past operating losses. Although the Company anticipates net losses in the foreseeable future as we continue to invest in our network, and recognize non-cash expenses relating to the previous network development, we expect to continue to achieve positive operating margins (revenues less direct costs). This will be accomplished as the Company continues to increase the number of customers on our network, increase the number of services per customer while lowering the costs associated with the new subscribers and reducing the costs of providing services by capturing economies of scale.

## History

Prior to September 30, 1997, we were operated as a wholly owned subsidiary of C-TEC Corporation ("C-TEC"). On September 30, 1997, RCN was spun off to C-TEC shareholders in a transaction in which each holder of record of C-TEC common equity received one share of RCN Common Stock for every one share of C-TEC owned.

## General

The Company's primary business is delivering bundled communications services, including local and long distance telephone, video programming (including digital cable TV) and data services (including cable modem high-speed Internet access) to residential customers over our predominately owned network. We currently serve customers in 7 of the 10 most densely populated areas of the country. These markets include Boston and 18 surrounding communities, New York City, the Philadelphia suburbs, Washington D.C. and certain suburbs, Chicago, San Francisco and certain suburbs, and certain communities in Los Angeles. We also serve the Lehigh Valley in Pennsylvania, and we are the incumbent franchised cable operator in many communities in central New Jersey. We believe we are the first company in many of our markets to offer one-stop shopping for video, phone and Internet services to residential customers.

ResiLink℠ is the brand name of our family of bundled service offerings that enables residential customers to enjoy pre-packaged bundles of Phone, Cable TV and High-Speed Internet for a flat monthly price. These packages have different combinations of our core services and include various phone features and premium channels. The bundles are designed to appeal to customers seeking simplification and value. In addition to ResiLink, we sell Phone, Cable TV, High-Speed Cable Modem and Dial-Up Internet to residential customers on an a-la-carte basis, and we provide communication services to commercial customers. We are working to leverage the excess capacity of our broadband network to allow us to expand our offering of new services. Our services are typically delivered over our primarily owned high-speed, high-capacity, fiber-optic network. Our network is a broadband fiber-optic platform that typically employs diverse backbone architecture and localized fiber-optic nodes. This architecture allows the Company to bring its state-of-the-art broadband within approximately 900 feet of its customers, with fewer electronics and lower maintenance costs than existing competitors' local networks. We have generally designed our broadband network to have sufficient capacity so that we believe we have the capability of adding new communications services more efficiently and effectively than the incumbents or other competitors.

## Joint Ventures

To increase our market entry and gain access to Right of Ways, we formed key alliances in strategic markets.

The Company is party to the RCN-Becocom, LLC joint venture with NSTAR Communications, Inc. ("NSTAR Communications"), a subsidiary of NSTAR, regarding construction of our broadband network and operation of our telecommunications business in the Boston metropolitan area. NSTAR is a holding company that, through its subsidiaries, provides regulated electric and gas utility services in the Boston area. As of December 31, 2001, the Company had an 82.17% interest in the RCN-Becocom joint venture. RCN-Becocom is consolidated in our financial statements.

The Company is party to the Starpower joint venture with Pepco Communications, Inc. ("Pepco"), a subsidiary of Potomac Electric Power Company ("Potomac"), regarding construction of our broadband network and operation of our telecommunications business in the Washington D.C., metropolitan area, including parts of Virginia and Maryland. Through its subsidiaries, Potomac is engaged in regulated utility operations and in diversified competitive energy and telecommunications businesses. The Company and Pepco each own a 50% membership interest in Starpower. Starpower is reflected in our financial statements under the equity method of accounting.

## Use of Pro-Forma Disclosures

The Company's management measures financial and operational performance, which includes the consolidation of all joint ventures including Starpower, which is not consolidated under generally accepted accounting principles ("GAAP"). The use of pro-forma financial disclosures represents management's view of the total RCN consolidated operation.

The following financial highlights for the year ended December 31, 2001 reflect the consolidation of Starpower:

| **Financial Highlights** (dollars in thousands) | *RCN Consolidated* | *Starpower*** | *Consolidated Pro-Forma* |
|---|---|---|---|
| Total Sales | **$ 455,971** | **$ 80,243** | **$ 536,214** |
| Total Direct Costs | **$ 205,132** | **$ 25,792** | **$ 230,924** |
| Margin | **$ 250,839** | **$ 54,451** | **$ 305,290** |
| Total Operating, Selling and General and Administrative Costs | **$ 473,677** | **$ 63,944** | **$ 537,621** |
| EBITDA* | **$ (222,838)** | **$ (9,493)** | **$ (232,331)** |

*EBITDA – Non GAAP measure calculated as earnings before interest, tax, depreciation and amortization, and stock-based compensation, and extraordinary gains and special charges.
** Net of related party transactions with RCN Consolidated.

## Critical Accounting Policies and Estimates

The consolidated financial statements of the Company and its wholly-owned subsidiaries and joint ventures are prepared in conformity with accounting principles generally accepted in the United States. Generally accepted accounting principles require management to make estimates and assumptions that affect the amounts reported in the financial statements and notes. When sources of information regarding the carrying values of assets and liabilities are not readily apparent, the Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable for making judgments. The Company evaluates all of its estimates on an on-going basis. Actual results could differ from those estimates.

**Use of Estimates** > The following critical accounting practices that contain management judgment and estimates were used in the preparation of our consolidated financial statements. The Company writes down its property, plant, and equipment for estimated obsolescence based on market conditions. Construction materials are written down to the difference between the cost and estimated market value based on future plans for its use. If actual market conditions are less favorable than those projected by management, additional property, plant and equipment and construction material write-downs may be required. The Company has estimated the economic useful lives of the various classes of the property, plant and equipment, which may differ from the actual useful life. If circumstances cause the actual useful life to be shorter, additional depreciation expense will be recognized or a loss may be required to be recorded upon sale or disposal. Depreciable property is fully depreciated at the time the assets are no longer in service. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the historical trends of the customer collections become unfavorable due to either an increase in the credit risk of our customer portfolio or an economic down turn in the geographical areas in which we operate, additional reserves may be required. In matters of litigation, management reserves the total estimated costs, including legal fees, to settle the dispute or claim. Litigation expense and accruals are updated as additional information is obtained.

**Our critical accounting policies are as follows:**

**Revenue Recognition** > Revenues are generally recognized and earned when evidence of an arrangement exists, services are rendered, the selling price is determinable and collectibility is reasonably assured. The Company recognizes local telephone service revenue as earned when services are provided. The charges to the customer and amount recognized as revenue for local telephone charges are based on tariffed rates. We recognize long distance telephone service revenue based upon minutes of traffic processed in accordance with tariffed rates or contract fees. Other telephone services are recognized as revenue when the services are provided to the customer in accordance with contract terms. Reciprocal compensation, which is the fee local exchange carriers pay to terminate calls on each other's networks, is recognized as revenue as it is realized. Revenues from cable programming services are recognized and earned in the month the service is provided to the customers. Cable installation revenue is recognized in the period the installation services are provided to the extent of direct selling costs. Any remaining amount is deferred and recognized over the estimated average period that customers are expected to remain connected to our network system. Internet access service revenues are recorded as earned based on contracted fees.

**Leases** > Leases of the Company's assets, including integral equipment and property that contains a provision for the transfer of title, are accounted for as a sales or a direct finance lease. All other leased asset agreements are accounted for as operating leases, whereby the leased assets remain on the Company's balance sheet and is depreciated. Scheduled lease payments are recognized as revenue when earned. Leasing transactions that the Company enters as a lessee, that bears all substantial risks and rewards from the use of the leased item, are accounted for as a capital lease. Capitalized leased assets and the corresponding lease obligations are recorded on the Company's balance sheet. All other lease agreements are accounted for as an operating lease. Operating lease payments are expensed as incurred.

**Reserve for Bad Debts** > Bad debt expense and reserve is based on historical trends and analysis. The Company's policy to reserve against potential bad debts is based on the aging of the individual receivables. The practice to write-off the individual receivables is performed after all resources to collect the funds have been exhausted. Actual bad debt expense may differ from the amounts reserved.

**Property, Plant and Equipment and Depreciation** > Property, plant and equipment is recorded at cost. Costs to build and construct our network are capitalized which includes all direct labor and materials, and certain indirect costs. Expenditures for repairs and maintenance are charged to expense as incurred, while equipment replacement and betterments are capitalized. Depreciation is provided on the straight-line method based on the useful lives of the various classes of depreciable property. The average estimated lives of depreciable property, plant and equipment are:

| | |
|---|---|
| Telecommunications Network | **5-22.5 years** |
| Computer Equipment | **3-5 years** |
| Buildings and Leasehold Improvements | **5-30 years** |
| Furniture, Fixtures and Vehicles | **3-10 years** |
| Other | **5-10 years** |

The carrying values of long-lived assets, which include construction material, property, plant and equipment, goodwill, and other intangible assets, are evaluated for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment would be determined based on a comparison of future undiscounted cash flows to the underlying assets. If required, adjustments would be measured based on discounted cash flows.

**Stock-Based Compensation** > The Company has adopted and applies the recognition of stock-based compensation expense under the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). Under SFAS No. 123, the fair value of an option or other stock-based compensation (as computed in accordance with accepted option valuation models) on the date of grant is amortized over the vesting periods of the options. The incentive stock options and the non-qualifying stock options vest over a three-year period and have a five-year life. The outperformed stock options vest over a five-year period and have a 10-year life. The restricted stock options vest over three years and have a five-year life and are subject to transfer restrictions and are all or partially forfeited if a grantee terminates employment with the Company. The compensation expense is applied to all stock awards granted in the year 2000, the year of adoption, and is not applied to awards granted in previous years unless those awards are modified or settled in cash. The expense recognition of the value of the instruments is recorded in the Consolidated Statement of Operations on the line "Non-cash stock-based compensation." This expense differs from other compensation expenses in that these charges may be settled in cash, but generally are settled through issuance of Common Stock.

## Segment Reporting

Management believes that the Company operates as one reportable operating segment, which contains many shared expenses generated by the Company's various revenue streams. Any segment allocation of these shared expenses that were incurred on a single network to multiple revenue streams would be impractical and arbitrary. In addition, the Company currently does not make such allocations internally. The Company's chief decision-makers do, however, monitor financial performance in a way which is different from that depicted in the historical general purpose financial statements in that such measurement includes the consolidation of all joint ventures, including Starpower, which is not consolidated under generally accepted accounting principles. Such information, however, does not represent a separate segment under generally accepted accounting principles and therefore it is not separately disclosed.

## Overview of Operations

Approximately 92% of the Company's revenue for the year ended December 31, 2001 is attributable to monthly telephone line service charges, local toll, special features and long distance telephone service fees, monthly subscription fees for basic, premium, and pay-per-view Cable TV services, and Internet access fees through high-speed cable modems, dial-up telephone modems, web hosting and dedicated access. The remaining 8% of revenue is derived from reciprocal compensation, which is the fee local exchange carriers pay to terminate calls on each other's networks, and the Company's long distance wholesale operation. Because of the uncertainty of various regulatory rulings that affect the collectibility of reciprocal compensation, the Company recognizes this revenue as it is realized. We have generated increased revenues in each of the past three years, primarily through internal growth of our broadband network, internal customer growth, and revenues from new services per customer.

Our expenses primarily consist of direct expenses, operating, selling and general and administrative expenses, stock-based compensation, depreciation and amortization, and interest expense. Direct expenses primarily include the cost of providing services such as cable programming, franchise costs and network access fees. Operating, selling and general and administrative expenses primarily include customer service costs, advertising, sales, marketing, order processing, telecommunications network maintenance and repair ("technical expenses"), general and administrative expenses, installation and provisioning expenses, and other corporate overhead.

The Company has had a history of net losses as we built and expanded our network. When the Company makes an investment in a new market, the operating losses typically increase as the network and sales force are expanded to facilitate growth. The primary reason for anticipated net losses include the continuing investment to increase the number of homes passed, depreciation and amortization expenses associated with our capital expenditures related to the past construction and development of our network, and interest on the long-term debt.

As the economy changed and the capital available to our industry became limited, the Company revised its strategic and fundamental plans accordingly. During the second quarter of 2001, the Company shifted focus from beginning construction in new markets to additional construction activities in its existing markets to achieve higher growth with lower incremental capital spending. The expansion plans in certain existing markets over the next 18 to 24 months were also curtailed and delayed in some markets. In addition, the Company began its initiative to reduce costs and increase operational efficiencies, and realigned resources to focus on core opportunities and product offerings.

As a result of the change in expansion plans, we initiated discussions with the respective franchising authorities to inform them of the Company's decision to stop or delay construction. In 2001, the Company recognized approximately $16 million in accrued costs and penalties associated with the decision to stop or delay construction in certain markets. There is no assurance that the Company will not be subject to additional costs and penalties. Approximately $114 million in costs related to property and equipment in these abandoned markets were also written off.

A detailed review of facility requirements against lease obligations was also conducted to identify excess space. The Company is in the process of consolidating space and exiting or subleasing excess facilities. In 2001, the Company recognized approximately $31 million in estimated costs to exit excess facilities.

Construction material levels were assessed based on the build-out requirements of our revised plan. The assessment process resulted in the identification of excess construction material that cannot be used for alternative use and which is either to be returned to vendors, or resold to a secondary market. Charges recognized in 2001 to write-down the excess construction material were approximately $70 million.

The Company completed an assessment of the recoverability of its investment in each market based on the expected future net cash flows. This assessment indicated that certain assets acquired in business combinations, primarily with respect to 21st Century Telecom and certain Internet operations, were impaired. This resulted in the write-off of approximately $256 million of a portion of the net book value of the Company's recorded investment, primarily goodwill and other intangible assets.

The Company reduced its work force 33% in 2001 primarily in the functional areas of construction and engineering. The Company recognized $7.7 million in severance cost during the year.

During the year, we retired approximately $816 million in face amount of debt with a book value of $746 million. We recognized an extraordinary gain of $484 million from the early retirement of debt in which approximately $232 million in cash was used. The total long-term debt outstanding at the end of the year was $1.9 billion.

Subsequent to year-end, the Company sold a portion of its business customer base that was not served by our broadband network. The agreement included approximately 12,000 customer connections of which 9,000 are Verizon commercial resale voice lines and the balance were digital subscriber lines. This transaction closed in the year 2002 and anticipated cash proceeds are expected to be approximately $3 million. We expect to realize an immaterial gain on the transaction.

## Results of Operations

The following dollar amounts discussed in this section are in thousands. Statistics and other disclosed non-dollar amounts are in whole numbers.

**YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000 >**

For the year ended December 31, 2001, sales increased $122,521, or 36.7%, to $455,971 from $333,450 for the same period in 2000. Operating losses before non-cash stock-based compensation, depreciation and amortization, and goodwill write-down and special charges was ($222,838) as compared to ($331,959) for the same period in 2000.

Net loss before extraordinary items was ($1,320,463), or ($14.03) per average common share for 2001 and ($891,466), or ($10.59) per average common share for 2000.

**Sales** > Total sales increased $122,521, or 36.7%, to $455,971 for the year ended December 31, 2001 compared to $333,450 for the year ended December 31, 2000. The increase was a result of higher network connections, which increased 33.3% to 768,916 at December 31, 2001 from 576,738 at December 31, 2000.

Phone sales increased $44,704, or 66.4%, to $112,076 for the year ended December 31, 2001 from $67,372 for the year ended December 31, 2000. Approximately $38,444 of the increase in Phone sales is attributable to higher average connections. Average network Phone connections increased approximately 82.6% to approximately 173,996 for the year ended December 31, 2001 from approximately 95,277 for the year ended December 31, 2000 (including connections of the Starpower joint venture average network connections were 184,378 and 98,232, respectively). Average resale Phone connections were approximately 26,932 and 32,681 at December 31, 2001 and 2000, respectively. The increase in Phone sales was also partially attributable to higher average revenue per connection of 5.9%.

Cable TV sales increased $53,954, or 35.1% to $207,465 for the year ended December 31, 2001 from $153,511 for the year ended December 31, 2000. The increase was primarily due to additional average network Cable TV connections of 82,793 or 23.9% to approximately 429,851 for the year ended December 31, 2001 from approximately 347,058 for the year ended December 31, 2000 (including connections of the Starpower joint venture average network Cable TV connections were 456,532 and 359,151, respectively). Overall higher service connections contributed approximately $30,956 to the increase in Cable TV sales and higher average revenue per connection of 9.1% principally contributed the remainder.

Internet sales increased $22,680, or 29.7% to $99,198 for the year ended December 31, 2001 from $76,518 for the year ended December 31, 2000. The increase was primarily due to approximately 55,193 additional average Internet connections that grew to 82,779 for the year ended December 31, 2001 as compared to the year ended December 31, 2000 (including connections of the Starpower joint venture average high-speed Internet connections were 89,723 and 29,729, respectively).

For the year ended December 31, 2001, the Company had approximately 229,427 average dial-up Internet connections as compared to approximately 287,261 for the year ended December 31, 2000 (including connections of the Starpower joint venture average dial-up Internet connections were 408,814 and 505,088, respectively).

Other sales increased $1,182 or 3.3% to $37,232 for the year ended December 31, 2001 from $36,050 for the year ended December 31, 2000. The increase was due primarily to higher reciprocal compensation.

**Costs and Expenses, Excluding Stock-Based Compensation, Depreciation and Amortization >** Direct expenses, comprising of costs of providing services, increased $28,460, or 16.1% to $205,132 for the year ended December 31, 2001 from $176,672 for the year ended December 31, 2000. The increase was principally the result of higher sales, a lower margin on Cable TV sales due to higher franchise fees and programming rates, and partially offset by a higher margin on Internet sales due to network optimization.

Operating, selling and general and administrative costs decreased $15,060, or 3.1% to $473,677 for the year ended December 31, 2001 from $488,737 for the year ended December 31, 2000.

**The Following Expenses are Included in the Operating, Selling and General and Administrative Costs**
> Customer services and order processing costs decreased approximately $14,400, or 16.7% to approximately $71,900 for the year ended December 31, 2001 from approximately $86,300 for the year ended December 31, 2000. The decrease is primarily internal and external staff and personnel-related reductions of approximately $8,900, as a result of the reduction of the network expansion and network operations. The remainder of the decrease was attributable to rental and telephone expenses of approximately $5,500.

Technical expense, including installation and provisioning, increased approximately $4,600, or 4.4% to approximately $108,500 for the year ended December 31, 2001 from approximately $103,900 for the year ended December 31, 2000. The increase was primarily for rental and utility expense for material storage and hub sites, which increased approximately $12,900. This expense was offset by a decrease of approximately $7,500 due to engineering and construction headcount and contract labor reductions. The remaining $800 decrease was principally due to lower repair and maintenance costs relating to the network and the fleet.

Advertising costs decreased approximately $28,000, or 79.9% to approximately $7,000 for the year ended December 31, 2001 from $35,000 for the year ended December 31, 2000. The decrease is primarily related to a shift in the Company's advertising philosophy away from mass media branding to a more stratified customer targeted campaign. In addition, some of the decreases were due to the reduction of network expansion resulting in the reduction of the need for advertising in newly entered markets.

Sales and marketing costs decreased approximately $6,000, or 7.6% to approximately $72,800 for the year ended December 31, 2001 from $78,800 for the year ended December 31, 2000. A decrease of approximately $3,000 resulted principally from reductions in staff as a result of the reduction of network expansion and network operations and related commissions and benefits. The remaining decrease is primarily attributable to reductions in recruiting expenses of approximately $1,800.

General and administrative expenses increased approximately $28,800, or 15.6% to approximately $213,400 for the year ended December 31, 2001 from $184,600 for the year ended December 31, 2000. Information technology expenses increased approximately $10,700 to approximately $38,000 for the year ended December 31, 2001 from approximately $27,300 for the year ended December 31, 2000. The Company developed an information technology system, which provides a sophisticated customer care infrastructure as well as other administrative support systems. The expense increases represent primarily staff additions to both support this effort and maintain the systems as well as maintenance contract costs offset by a reduction in consulting expenses.

As a result of the Company's decision to stop or delay construction in certain markets and the related reduction in head count, recruiting, training, employee relations and outside labor expenses decreased in the year 2001 approximately $12,300. As a result of increased sales, the bad debt expense increased approximately $3,700 in the year 2001 as compared to 2000. Building rent, utilities, and repair and maintenance expenses increased approximately $10,000 for the year ended December 31, 2001 as compared to the same period in 2000.

Franchise costs in the amount of $15,700 were accrued, primarily representing costs related to the Company's decision to stop or delay construction in certain markets. Additional franchise costs of $500 were paid as of December 31, 2001. Costs related to workforce reductions of approximately $7,700 have been expensed and paid in 2001.

**Goodwill Write-Down and Special Charges** > Special charges aggregated approximately $471,000. Components of the special charges are as follows: Estimated costs to exit excess facilities were approximately $31,000 of which $7,600 were paid as of December 31, 2001. Charges to write-down construction material determined to be excessive relative to currently planned construction activities were $70,000 and are included in the line item Goodwill write-down and special charges as opposed to the line item Costs and expenses. Costs related to property and equipment in abandoned markets aggregated $75,000. Impairments of tangible, identifiable intangible and goodwill assets from prior acquisitions, measured as the amount by which the carrying value exceeded the present value of estimated future cash flows, was $295,000.

**Stock-Based Compensation** > During the fourth quarter, the Company completed a stock option exchange offer. Under the offer, all options with a strike price below $16.00 were eligible to be exchanged in the ratio of 3 new options for 4 old options. Options with a strike price of $16.00 and above were eligible to be exchanged in the ratio of 1 new option for 2 old options. Approximately 6,150,000 new stock options were issued as a result of the exchange program and approximately 9,750,000 stock options were cancelled. Approximately 1,622,000 new out-performance options ("OSOs") were issued as a result of the exchange program and approximately 3,163,000 OSOs were cancelled. The strike price of the new options are $1.95 and the new stock options will vest monthly at a rate of 1/36 each month over a three-year period and the term of the new options will be five years. The OSOs will vest monthly at a rate of 1/60 each month over a five-year period and the term of the new OSOs will be ten years. Generally accepted accounting principles requires the non-vested exchanged options to be expensed over the vesting period of the new options. Additional non-cash stock-based compensation will be recorded in the future as a result of the program. For the year ended December 31, 2001, the Stock-Based Compensation was $62,955 compared to $41,237 for the year ended December 31, 2000.

**Depreciation and Amortization** > Depreciation and amortization was $321,525 for the year ended December 31, 2001 and $285,648 for the year ended December 31, 2000. The increase of $35,877 was the result of a higher depreciable basis of property, plant, and equipment resulting primarily from expansion of the Company's broadband network and amortization of intangible assets arising primarily from the acquisition of 21st Century in April of 2000. The cost basis of property, plant and equipment in service at December 31, 2001 and 2000 was $2,449,694 and $1,751,845, respectively. The basis of intangible assets was $164,893, after the write-down as discussed above, and $664,596 at December 31, 2001 and 2000, respectively.

**Investment Income** > Investment income was $84,487 and $141,736 for the year ended December 31, 2001 and 2000, respectively. The decrease of $57,249, or 40.4%, was a result of the decrease in average cash, temporary cash investments and short-term investments as compared to the same period in 2000. Cash, temporary cash investments and short-term investments were $838,491 at December 31, 2001 and $1,728,392 at December 31, 2000. The decrease in average cash was primarily attributable to capital expenditures, inventory increases and working capital requirements.

**Interest Expense** > For the year ended December 31, 2001, interest expense was $196,910 as compared to $223,868 for the year ended December 31, 2000. This decrease was primarily due to the extinguishment of debt resulting in lower cash interest and accretion in discount notes (see Note 13 of the Consolidated Financial Statements) and higher capitalized interest aggregating approximately $17,673.

**Other Income and Expense** > For the year ended December 31, 2001, the Company completed the sale of one of its New Jersey properties for approximately $40,000 and the related development rights for $14,000, resulting in a gain of approximately $9,500 and $3,500, respectively. There was no tax effect on the gain.

**Write-Down of Equity Investment** > Results for 2000 included a write-down of $24,418 on an equity investment, which represents the Company's full investment in JuniorNet Corporation ("JuniorNet"). During 2001, the Company made secured loans to JuniorNet. Subsequently, the assets of JuniorNet were foreclosed upon by the secured creditor group, including RCN. In the foreclosure, RCN received 100% of the assets of JuniorNet's subsidiary, Lancit. Those assets were used to start RCN's wholly-owned subsidiary, RCN Entertainment. The liabilities assumed by RCN Entertainment exceeded the assets, resulting in an expense of $606 thousand, which is in the line item Other income/(expense). RCN Entertainment produces children's/family television programming.

**Income Tax** > The Company's effective income tax rate was a benefit of 0.5% and 0.6% for the year ended December 31, 2001 and December 31, 2000, respectively. The tax effect of the Company's cumulative losses has exceeded the tax effect of accelerated deductions, primarily depreciation, which the Company has taken for federal income tax purposes. As a result, generally accepted accounting principles do not permit the recognition of such excess losses in the financial statements. This accounting treatment does not impact cash flows for taxes or the amounts or expiration periods of actual net operating loss carryovers. For additional analysis of the changes in income taxes, see the reconciliation of the effective income tax rate in Note 14 to the Consolidated Financial Statements.

**Equity in the Loss of Unconsolidated Entities** > For the year ended December 31, 2001, equity in the loss of unconsolidated entities primarily represents the Company's net share of the income or loss and amortization of excess cost over net assets, included income from Megacable of $1,282 and JuniorNet of $7,171, and losses from Starpower of $25,602 and J2 Interactive of $36. For the year ended December 31, 2000, equity in the loss of unconsolidated entities included income from Megacable of $1,695, and a loss from Starpower of $20,208 and JuniorNet of $15,984.

**Minority Interest** > For the year ended December 31, 2001 and 2000 minority interest of $22,088 and $24,516, respectively, primarily represents the interest of NSTAR Communications, Inc. in the loss of RCN-Becocom.

**Extraordinary Item – Prepayment of Debt** > For the year ended December 31, 2001, the Company completed several debt tender offers to purchase certain of its long-term debt. As a result, the Company recognized an extraordinary gain of approximately $484,011 on the debt extinguishment. The Company purchased a total of $745,883 of certain outstanding long-term debt for $231,938 in cash and $5,850 in Common Stock, plus fees of $14,428 and the write-off of debt issuance costs of $9,656.

## YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999 >

For the year ended December 31, 2000, sales increased $57,457, or 20.8%, to $333,450 from $275,993 for the same period in 1999. Operating losses before non-cash stock-based compensation, depreciation and amortization was ($331,959) as compared to ($131,967) for the same period in 1999.

Net loss was ($891,466), or ($10.59) per average common share for 2000 and ($368,570), or ($5.12) per average common share for 1999.

**Sales >** Total sales increased $57,457, or 20.8%, to $333,450 for the year ended December 31, 2000 compared to $275,993 for the year ended December 31, 1999. The increase was the result of higher network connections, which increased 56.7% to 576,738 at December 31, 2000 from 367,971 at December 31, 1999.

Phone sales increased $12,946, or 23.8%, to $67,372 for the year ended December 31, 2000 from $54,426 for the year ended December 31, 1999. Approximately $13,679 of the increase in Phone sales is attributable to higher average connections. Average network Phone connections increased approximately 102.8% to approximately 95,278 for the year ended December 31, 2000 from approximately 46,991 for the year ended December 31, 1999 (including connections of the Starpower joint venture average network Phone connections were 98,232 and 47,491, respectively). Average resale Phone connections were approximately 32,681 and 51,710 at December 31, 2000 and 1999, respectively (including connections of the Starpower joint venture average resale Phone connections were approximately 45,307 and 55,710, respectively). The increase in Phone sales due to higher average connections was partially offset by lower average revenue per connection of 1.8%.

Cable TV sales increased $28,226, or 22.5% to $153,511 for the year ended December 31, 2000 from $125,285 for the year ended December 31, 1999. The increase was primarily due to approximately 73,230 additional average Cable TV connections for the year ended December 31, 2000 as compared to the year ended December 31, 1999. Average network Cable TV connections grew 26.7% to 347,059 for the year ended December 31, 2000 from 273,829 for the year ended December 31, 1999 (including connections of the Starpower joint venture average network Cable TV connections were 359,151 and 276,829, respectively). Overall higher service connections contributed approximately $22,196 to the increase in Cable TV sales and higher average revenue per connection of 0.7% principally contributed the remainder.

Internet sales increased $8,768, or 12.9% to $76,518 for the year ended December 31, 2000 from $67,750 for the year ended December 31, 1999. The increase was primarily due to approximately 14,287 additional average Internet connections for the year ended December 31, 2000 as compared to the year ended December 31, 1999. Monthly average revenue per connection increased by 13.3% due to a higher mix of high-speed Internet services in 2000.

For the year ended December 31, 2000, the Company had approximately 287,261 average dial-up Internet connections as compared to 315,665 for the year ended December 31, 1999 (including the connections of the Starpower joint venture average dial-up Internet connections were 505,088 and 515,665, respectively).

Other sales increased $7,518 or 26.3% to $36,050 for the year ended December 31, 2000 from $28,532 for the year ended December 31, 1999. The increase was due primarily to higher reciprocal compensation.

**Costs and Expenses, Excluding Stock-Based Compensation, Depreciation and Amortization** > Direct expenses, comprising of costs of providing services, increased $36,225, or 25.8% to $176,673 for the year ended December 31, 2000 from $140,448 for the year ended December 31, 1999. The increase was principally the result of higher sales, a lower margin on Cable TV sales due to higher franchise fees and programming rates, and a lower margin on Internet sales due to increased costs associated with expansion of our backbone, building redundancy in our backbone and certain technology upgrades.

Operating, selling and general and administrative costs increased $221,225, or 82.7% to $488,737 for the year ended December 31, 2000 from $267,512 for the year ended December 31, 1999.

**The Following Expenses Are Included In The Operating, Selling and General and Administrative Costs** > Customer service costs, including order processing, increased approximately $46,500, or 116.9%, to approximately $86,300 for the year ended December 31, 2000 from approximately $39,800 for the year ended December 31, 1999. The increase is primarily internal and external personnel related to support the increase in average connections over the comparable period in 1999 and to increase the level of service. The increases were primarily for customer service representatives that facilitated a "warm call" program, which contacts customers within 48 hours after initiating services and a corresponding decline in the number of calls per connection. Personnel additions were also made to support the Company's target of a lower ratio of connections to customer service representatives. The increase is primarily personnel related to support the 11.3% increase in average connections over the comparable period in 1999 and to increase the level of service provided to our customers. The remainder of the increase was attributable to primarily telephone rental and utility expenses of approximately $7,896.

Technical expense, including installation and provisioning, increased approximately $49,600, or 91.1%, to approximately $104,000 for the year ended December 31, 2000 from $54,400 for the year ended December 31, 1999. Technical expense increases of approximately $32,039 were due to engineering and construction headcount and contract labor additions made to plan and execute network expansion and network operations control center monitoring, net of approximately $62,500 increase in costs capitalized as part of the cost basis of the telecommunications network. Rental and utility expense, primarily for material storage and hub sites, increased approximately $5,851. The remainder of the increase was principally due to repair and maintenance costs relating to the network and the fleet of approximately $7,626.

Sales and marketing costs increased approximately $41,800 or 112.4%, to approximately $78,800 for the year ended December 31, 2000 from $37,000 for the year ended December 31, 1999. An increase of approximately $35,672 resulted principally from additional staff and related commissions and benefits, to cover increases in marketable homes, to increase penetration in the Company's existing markets and to increase the number of services per customer. The remaining increase relates to additional sales and promotion expenses of approximately $4,764.

General and administrative expenses increased approximately $83,301 or 82.2%, to approximately $184,600 for the year ended December 31, 2000 from approximately $101,300 for the year ended December 31, 1999. Employee expenses increased approximately $19,586 as a result of increased support staff to support expanded operations. Information technology expenses increased approximately $2,923. The Company was in the process of developing information technology systems that will provide a sophisticated customer care infrastructure as well as other administrative support systems. The expense increases represent primarily staff additions to both support this effort and maintain the systems as well as maintenance contract costs partially offset by a reduction in consulting expenses.

Operating taxes, primarily property taxes, increased approximately $6,457 as a result of expanded operations. External professional fees, primarily legal expense, increased approximately $4,463 primarily associated with the procurement of regulatory approvals for potential future markets. Rent, utility and maintenance expense increased approximately $17,877 primarily related to additional space required to support the increase in headcount. Higher bad debt expense of approximately $3,218 was associated with the increase in sales. The remaining increase primarily represents additional development and support expenses associated with expanding operations and new markets.

**Stock-Based Compensation** > As of January 1, 2000 the Company adopted the recognition provisions of Statement of Financial Accounting Standards No. 123 – "Accounting for Stock-Based Compensation" ("SFAS No. 123"). Under SFAS No. 123, the fair value of an option on the date of the grant is amortized over the vesting periods of the options in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 28 "Accounting For Stock Appreciation Rights and Other Variable Stock Option or Award Plans". The recognition provisions of SFAS No. 123 are applied prospectively upon adoption. As a result, the recognition provisions are applied to all stock awards granted in the year of adoption and are not applied to awards granted in previous years unless those awards are significantly modified. The adoption of SFAS No. 123 resulted in non-cash charges to operations of $41,237 in 2000. The Company applied Accounting Principles Board ("APB") Opinion No. 25- "Accounting for Stock Issued to Employees" in accounting for its stock options, prior to January 1, 2000 (See Note 12 of the Consolidated Financial Statements).

**Depreciation and Amortization** > Depreciation and amortization was $285,648 for the year ended December 31, 2000 and $146,043 for the year ended December 31, 1999. The increase of $139,605 was the result of a higher depreciable basis of property, plant, and equipment resulting primarily from expansion of the Company's broadband network and amortization of intangible assets arising primarily from the acquisition of 21st Century in April of 2000. The cost basis of property, plant and equipment in service at December 31, 2000 and 1999 was $1,751,845 and $812,667, respectively. The basis of intangible assets was $664,596 and $296,875 at December 31, 2000 and 1999, respectively.

**Investment Income** > Investment income was $141,736 and $79,500 for the years ended December 31, 2000 and 1999, respectively. The increase of $62,236, or 78.3%, results from higher average cash, temporary cash investments and short-term investments as compared to the same period in 1999 primarily due to the Vulcan Ventures, Inc. investment in 2000. Cash, temporary cash investments and short-term investments were approximately $1,723,000 at December 31, 2000 and approximately $1,793,000 at December 31, 1999. During 2000, a full years' worth of interest income from the proceeds of the following significant financing transactions increased cash, temporary cash investments and short-term investments year over year: (1) the issuance of 1,650,000 shares of a new issue of the Company's Series B Preferred Stock in February 2000, which yielded net proceeds of approximately $1.6 billion, (2) the issuance of 250,000 shares of a new issue of the Company's Series A Preferred

Stock in April 1999, which yielded net proceeds of approximately $240,000, (3) the issuance of 9,200,000 shares of the Company's Common Stock, in May 1999, which yielded net proceeds of approximately $344,000 and (4) $875,000 from new borrowings, partially offset by the repayment of the Company's $100,000 term loan (Note 10). These increases were partially offset by capital expenditures of approximately $1,127,869 and working capital requirements.

**Interest Expense** > For the year ended December 31, 2000, interest expense was $223,868 as compared to $158,139 for the year ended December 31, 1999. The increase resulted primarily from higher interest and commitment fees of $62,550 relating to the Company's Credit Facility, of which $500,000 was drawn down in June 1999. The remaining increase is due to higher accretion on the 11.125%, 9.8% and 11% Senior Discount Notes issued in October 1997, February 1998 and June 1998, respectively, of $11,096 and to higher amortization of debt issuance costs of approximately $2,700. These increases were partially offset primarily by higher capitalized interest aggregating approximately $8,330.

**Write-Down of Equity Investment** > Results for 2000 included a write-down of $24,418 on an equity investment, which represents the Company's full investment in JuniorNet Corporation ("JuniorNet"). The Company owned a 47.5% interest in JuniorNet.

**Income Tax** > The Company's effective income tax rate was a benefit of 0.6% and 1.4% for the year ended December 31, 2000 and December 31, 1999, respectively. The tax effect of the Company's cumulative losses has exceeded the tax effect of accelerated deductions, primarily depreciation, which the Company has taken for federal income tax purposes. As a result, generally accepted accounting principles do not permit the recognition of such excess losses in the financial statements. This accounting treatment does not impact cash flows for taxes or the amounts or expiration periods of actual net operating loss carryovers. For additional analysis of the changes in income taxes, see the reconciliation of the effective income tax rate in Note 14 to the Consolidated Financial Statements.

**Equity in the Loss of Unconsolidated Entities** > For the year ended December 31, 2000, equity in the loss of unconsolidated entities primarily represents the Company's share of the income or loss and amortization of excess cost over net assets, included income from Megacable of $1,695, and loss from Starpower of $20,208 and JuniorNet of $15,984. For the year ended December 31, 1999, equity in the loss of unconsolidated entities included losses from Megacable of $1,763, Starpower of $12,200 and JuniorNet of $19,997.

**Minority Interest** > For the year ended December 31, 2000 and 1999 minority interest of $24,516 and $28,262, respectively, primarily represents the interest of NSTAR Communications, Inc. in the loss of RCN-Becocom.

## Related Party Transactions

The Company has an existing relationship with Commonwealth Telephone Enterprises, Inc. ("CTE"). Our Chairman and Chief Executive Officer is also the Chairman of CTE. Eight of our Directors also serve on the board of directors of CTE. Prior to September 30, 1997, RCN was a wholly-owned subsidiary of CTE (formerly C-TEC Corporation). On September 30, 1997 C-TEC distributed the shares of RCN to its shareholders. The Company agreed to provide or cause to be provided certain specified services (management services) to CTE for a transitional period after the distribution. The total fee for

2001, 2000, and 1999 was approximately $1.2 million, $2.0 million, and $5.2 million, respectively. This transaction was not the result of an arm's length negotiation as the Company and CTE have certain common officers and directors. However, the agreement is designed to reflect an arrangement that would have been agreed upon by parties negotiating at arm's length.

The Company had the following material transactions with related parties during the year. All transactions were carried out on an arm's length basis:

Starpower joint venture – Based on the joint venture approved service agreement, we allocate certain identified expenses incurred by the Company to the Starpower joint venture. These expenses include network cost allocations, customer call center costs, and general administrative costs. These identifiable costs totaled approximately $19 million for the year ended December 31, 2001. Based on the Company's interest in the Starpower joint venture, 50% of these costs are recognized by the Company on the 'Equity in (loss) of unconsolidated entities' line in the Consolidated Statements of Operations. The cost allocated to Starpower for the year ended December 31, 2000 was approximately $22 million.

In 2001, the Company paid NSTAR Communications approximately $61.9 million, primarily for network construction and separately paid NSTAR approximately $2.5 million for utility service. For the years ended December 31, 2000 and 1999 the total costs paid to NSTAR were approximately $36.7 million and $59.8 million, respectively. Construction costs are capitalized and are recorded as property, plant, and equipment on the Company's Balance Sheets. A Director of the Company is also the Chairman and Chief Executive Officer of BECO and NSTAR Communications.

In 2001, the Company paid Sordoni Skanska, a subsidiary of Skanska USA, as project manager, approximately $54.2 million to oversee network construction and for related labor costs in several of the Company's markets. The Company reimburses Sordoni Skanska for staff and administrative services, project management fees, and invoices from sub contractors. The Company also paid Barney Skanska approximately $11.3 million for construction services relating to certain of the Company's hub sites. For the years ended December 31, 2000 and 1999 the total costs paid were approximately $52.6 million and $2.5 million, respectively. Construction costs are capitalized and are recorded as property, plant, and equipment on the Company's Balance Sheets. A Director of the Company is also the President of Skanska USA.

In 2001, the Company paid Level 3 approximately $10.6 million for network construction and approximately $2.8 million for circuit costs. For the years ended December 31, 2000 and 1999 the total costs paid were approximately $4.6 million and $6.0 million, respectively. Level 3 owns 26.16% of the outstanding Common Stock in RCN as of December 31, 2001. In addition, the Company's Chairman and Chief Executive Officer and Director is also a Director of Level 3.

The Company provided CTE local and long distance services of approximately $7.6 million during 2001. Commonwealth Telephone Company and CTSI, Inc., a subsidiary of CTE, provided the Company with local and long distance services of approximately $702.0 thousand. For the years ended December 31, 2000 and 1999 the total costs paid were approximately $1.1 million and $1.0 million, respectively.

## Liquidity and Capital Resources

The Company's cash, cash equivalents, and short-term investments decreased to $838 million at December 31, 2001 from $1.7 billion at December 31, 2000. The decrease resulted primarily from $403 million and $533 million used in operating activities and investing activities, respectively, and offset in part by $51 million provided by financing activities.

Net cash of $403 million used in operating activities consisted primarily of $197 million net loss adjusted for non-cash items and $206 million used in working capital and other activities. Net cash used in working capital and other activities resulted in decreases in accounts payable, accrued expenses and payables to related parties of $227 million, offset by a net decrease in accounts receivable and accounts receivable from related parties.

Net cash of $533 million used in investing activities resulted primarily from additions to property, plant and equipment, and construction materials of $514 million, investment and advances in unconsolidated joint ventures of $50 million, an increase to restricted cash of $23 million, offset by the proceeds from the sale of land of $54 million. The increase to property, plant, and equipment was primarily due to the Company's expansion of its network.

Cash provided by financing activities of $51 million consisted primarily of long-term borrowings of $250 million, proceeds from the issuance of Common Stock of $50 million, offset by the repayment of long-term debt and capital leases of $249 million.

The net estimated future uses of operating cash in 2002 are approximately $375 million, which includes capital expenditures of approximately $200 to $250 million. Based on information available at this time, management of the Company believes that the Company's current liquidity and anticipated future cash flows from operations will be sufficient to fund its business plan through free cash flow breakeven. The Company also currently estimates that its operations will reach free cash flow breakeven without a requirement for additional financing. The timing of free cash flow breakeven will be a function of revenue and cash revenue growth as well as the Company's management of network, selling, general and administrative, and capital expenditures.

The Company's successful debt and equity offerings have given the Company the ability to implement the business plan. However, if additional opportunities should present themselves, the Company may be required to secure additional financing in the future. In addition to raising capital through the debt and equity markets, the Company may sell or dispose of existing businesses or investments to fund portions of the business plan. The Company may not be successful in producing sufficient cash flow, raising sufficient debt or equity capital on terms that it will consider acceptable. In addition, proceeds from dispositions of the Company's assets may not reflect the assets' intrinsic values. Further, expenses may exceed the Company's estimates and the financing needed may be higher than estimated.

The Company currently expects to fund expenditures for capital requirements as well as liquidity needs for operations from a combination of available cash balances, proceeds from revenues and financing arrangements. At December 31, 2001, the Company had approximately $838 million in cash and short-term investments. The Company has historically met its liquidity requirements through cash on hand, amounts available under its Credit Facility and issuances of high-yield debt securities in the capital markets and convertible preferred stock and Common Stock to strategic investors. The Company expects to supplement its available cash and operating cash flow by continuing to seek to raise capital to increase its network coverage and pay for other capital expenditures, working capital, debt service requirements, anticipated future operating losses and acquisitions. The Company may experience difficulty raising capital in the future, however, as both the equity and debt capital markets have recently experienced periods of significant volatility, particularly for securities issued by telecommunications and technology companies. The ability of telecommunications companies to access those markets, as well as their ability to obtain financing provided by bank lenders and equipment suppliers, has become more restricted and financing costs have increased. During some recent periods, the capital markets have been largely unavailable to new issues of securities by telecommunications companies. The Company's public equity and debt securities are trading at or near all time lows, which together with its substantial leverage, means it may have limited access to certain of its historic sources of capital.

On or about June 3, 1999, the Company and certain of its subsidiaries together, (the "Borrowers") entered into a $1.0 billion Senior Secured Credit Facility (the "Credit Facility") with the JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank) and certain other lenders. The collateralized facilities were comprised of a $250 million seven-year revolving Credit Facility (the "Revolver"), a $250 million seven-year multi-draw term loan facility (the "Term Loan A") and a $500 million eight-year term loan facility (the "Term Loan B"). All three facilities are governed by a single credit agreement dated as of June 3, 1999 (as amended, the "Credit Agreement"). Since such time, the Credit Agreement, including the amounts available under the Credit Facility, has been amended as described below.

The Company has entered into an Amendment to the Credit Agreement dated March 25, 2002 (the "Amendment"). This Amendment amends certain financial covenants and certain other negative covenants to reflect the Company's current business plan and amends certain other terms of the Credit Agreement, including increases to the margins and commitment fee payable thereunder. In connection with the Amendment, the Company has agreed to pay to certain lenders an aggregate fee of approximately $12.9 million, to repay $187.5 million of outstanding term loans under the Credit Facility and to permanently reduce the amount available under the revolving loan from $250 million to $187.5 million. The Company has also agreed that it may not draw down additional amounts under the revolving loan until the later of the date on which the Company delivers to the lenders financial statements for the period ending March 31, 2004 and the date on which the Company delivers to the lenders a certificate with calculations demonstrating that the Company's EBITDA was at least $60 million in the aggregate for the two most recent consecutive fiscal quarters. Together, these provisions place substantial limitations on the Company's ability to borrow money under the Revolver, and there can be no assurance that the Company will be able to satisfy these conditions or be able to draw under the Revolver. In connection with the Amendment, each of the lenders party thereto also agreed to waive any default or event of default under the Credit Agreement that may have occurred prior to the date of the Amendment. The Company also entered into three previous amendments to the credit agreement, as described below.

At December 31, 2001 there were no outstanding loans under the Revolver. In addition to being used to fund working capital needs, general corporate purposes and to finance telecommunications assets, the Revolver can also be utilized for letters of credit up to a maximum of $15 million. At December 31, 2001, there were $15 million in letters of credit outstanding under the Revolver. At December 31, 2001 the Company also had letters of credit outside the Revolver of approximately $23.7 million, which were collateralized by cash. As of December 31, 2001, $500 million of the Term Loan B and $250 million of the Term Loan A were outstanding.

The Credit Agreement contains conditions precedent to borrowing, events of default (including change of control) and covenants customary for facilities of this nature. The Credit Facility is secured by substantially all of the assets of the Company and its subsidiaries.

The Company can make no assurances that it would have been able to satisfy and comply with the covenants under the Credit Agreement if it had not negotiated and entered into the Amendment, which could have resulted in an event of default under the Credit Agreement. The Company's ability to maintain its liquidity and maintain compliance with its amended covenants under the Credit Agreement is dependent upon its ability to successfully execute its current business plan. The Company can make no assurances, however, that its business will generate sufficient cash flow from operations or that existing available cash or future borrowings will be available to it under the Credit Facility in an amount sufficient to enable it to pay its indebtedness or to fund its other liquidity needs.

If the Company were adversely impacted by unforeseen business conditions, it may be required to seek additional modifications to the Credit Agreement in order to satisfy or comply with the financial and negative covenants of the Credit Agreement, as amended by the Amendment. In addition to the potential uncertainty of the Company's ability to obtain additional modifications, if necessary, the Company may incur additional costs in the form of fees or interest expense for any such modifications. In the event that the Company fails to satisfy or comply with any of the financial or negative covenants of the amended Credit Agreement and is unable to obtain additional modifications or a waiver with respect thereto, the lenders under the Credit Facility would be entitled to declare the outstanding borrowings under the Credit Facility immediately due and payable and exercise all or any of their other rights and remedies. In addition, any such acceleration of amounts due under the Credit Facility would, due to cross default provisions in the indentures governing the Company's Senior Notes, entitle holders of Senior Notes to declare the Senior Notes and any accrued and unpaid interest thereon immediately due and payable. Any such acceleration or other exercise of rights and remedies by lenders under the Credit Facility and/or holders of Senior Notes would likely have a material adverse effect on the Company. The Company does not have sufficient cash resources to repay its outstanding indebtedness if it is declared immediately due and payable.

The Company entered into an amendment to the Credit Agreement dated December 3, 1999 which, among other things, amended certain financial covenants.

The Company entered into an amendment to the Credit Agreement dated June 28, 2000, which among other things, amended certain financial covenants and gave the Company the ability to request from the JPMorgan Chase Bank up to $500 million of incremental term loans. To the extent that JPMorgan Chase is unable to arrange commitments to the Company for the amount requested, then the Company has the right to arrange the shortfall in incremental loans from other banks or financial institutions. The Company also entered into an amendment to the Credit Agreement dated May 31, 2001. This amendment permits the Company to make purchases of indebtedness of the Company solely with equity proceeds of, or solely in exchange for, Common Stock of the Company or Non-Cash Pay Preferred Stock (as defined therein) of the Company. Provided that, among other things, the amount of such purchases made with equity proceeds does not exceed $300 million in the aggregate.

During the quarter ended June 30, 2001, the Company completed a private placement of $50 million of approximately 7.66 million shares of Common Stock and warrants to purchase approximately 3.83 million shares of Common Stock with Red Basin, LLC. Red Basin is an entity formed by Walter Scott, Jr., a Director of the Company, together with certain family members and trusts. The Company used the proceeds to complete a tender offer for certain of its Senior Notes in July 2001. The Company recognized an extraordinary gain of approximately $75.5 million on the debt extinguished in the third quarter of 2001.

During the year 2001, the Company completed the sale of one of its New Jersey real properties for approximately $40.0 million resulting in a gain of approximately $9.5 million. In connection with the sale of the land, the Company entered into a 99-year ground lease on the property, which gave the Company the right to develop office space. In December 2001, the Company sold the development rights for approximately $14.0 million resulting in a gain of approximately $3.5 million.

During the fourth quarter ended December 31, 2001, the Company completed a second tender offer to purchase certain of its Senior Notes. The Company recognized an extraordinary gain of approximately $408.5 million on the debt extinguished during the fourth quarter. Reflected in the gain is the exchange of 1,988,966 shares of Common Stock for $15 million aggregate face value of certain bonds.

Approximately $816 million in face value of debt was eliminated in 2001, with an annual interest expense of over $80 million. The book value was approximately $746 million. The cash used to extinguish this debt was approximately $232 million. The Company also saved approximately $20 million in interest payments in 2002 related to the debt buy back.

In January 2002, the Company exchanged an additional $24.0 million in face value of certain bonds in exchange for 2,589,237 shares of Common Stock. We expect to recognize a gain of approximately $11.2 million, after debt issuance costs, in the first quarter of 2002.

The Company is aware that the various issuances of Senior Notes and Senior Discount Notes continue to trade at discounts to their respective face or accreted amounts. In order to continue to reduce future cash interest payments, as well as future amounts due at maturity, the Company may from time to time, acquire certain of these outstanding debt securities for cash in exchange for shares of RCN Common Stock, pursuant to the exemption provided by Section 3(a)(9) of the Securities Act of 1933, as amended, in open market or privately negotiated transactions. We will evaluate any such transactions in light of then existing market conditions. The amounts involved in any such transactions, individually or in the aggregate, may be material.

**The Company Has Completed the Following Debt and Equity Offerings >**

| *Date* | *Description* | *Proceeds* | *Maturity* |
|---|---|---|---|
| October 1997 | 10% Senior Notes | $ **225,000** | October 5, 2007 |
| October 1997 | 11.125% Senior Discount Notes | $ **350,000** | October 5, 2007 |
| February 1998 | 9.8% Senior Discount Notes | $ **350,587** | February 15, 2008 |
| June 1998 | 11% Senior Discount Notes | $ **149,999** | June 1, 2008 |
| December 1999 | 10.125% Senior Notes | $ **375,000** | January 15, 2010 |

| *Date* | *Description/Price* | *Class/Series* | *Proceeds* | *Number of Shares* |
|---|---|---|---|---|
| June 1998 | Equity Offering | Common | $ **112,866** | 6,098,355 |
| April 1999 | Equity Offering | Preferred A | $ **239,897** | 250,000 |
| May 1999 | Equity Offering | Common | $ **344,043** | 9,200,000 |
| February 2000 | Equity Offering | Preferred B | $ **1,614,428** | 1,650,000 |
| June 2001 | Equity Offering | Common | $ **50,000** | 7,661,074 |

The Company has indebtedness that is substantial in relation to its shareholders' equity and cash flow. At December 31, 2001 the Company had an aggregate of approximately $1,894,366 of indebtedness outstanding. The Company also has cash, temporary cash investments and short-term investments aggregating approximately $838,491. The pro-forma Balance Sheet for the reduction of the $187.5 million Credit Facility at December 31, 2001 reduces cash and short-term investments from $838.5 million to $651.0 million.

**The Company Had the Following Contractual Obligations at December 31, 2001 >**

| **Contractual Obligations** | *Total* | *Payments Due by Period (in thousands)*<br>*Less than 1 Year* | *1-3 Years* | *4-5 Years* | *After 5 Years* |
|---|---|---|---|---|---|
| Senior Notes | **$ 1,125,800** | **$ —** | **$ —** | **$ —** | **$ 1,125,800** |
| Term Loans | **$ 750,000** | **$ 20,750** | **$ 108,100** | **$ 379,100** | **$ 242,050** |
| Operating Leases | **$ 362,213** | **$ 35,282** | **$ 65,834** | **$ 58,490** | **$ 202,607** |
| Capital Leases | **$ 20,373** | **$ 1,782** | **$ 3,936** | **$ 1,843** | **$ 12,812** |

**At December 31, 2001, the Company Had the Following Other Commercial Commitments >**

| **Other Commercial Commitments** | *Total Amount Committed* | *Amount of Commitment Expiration Per Period (in thousands)*<br>*Less than 1 Year* | *1-3 Years* | *4-5 Years* | *After 5 Years* |
|---|---|---|---|---|---|
| Letters of Credit – Collateralized by Revolver | **$ 15,000** | **$ 15,000** | **$ —** | **$ —** | **$ —** |
| Letters of Credit – Collateralized by Restricted Cash | **$ 23,676** | **$ 18,578** | **$ 3,698** | **$ 1,400** | **$ —** |

As a result of the substantial indebtedness of the Company, the Company's fixed charges are expected to exceed its earnings for the foreseeable future. The leveraged nature of the Company could limit its ability to effect future financing or may otherwise restrict the Company's business activities.

The extent of the Company's leverage may have the following consequences: (i) limit the ability of the Company to obtain necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes; (ii) require that a substantial portion of the Company's cash flows from operations be dedicated to the payment of principal and interest on its indebtedness and therefore not be available for other purposes; (iii) limit the Company's flexibility in planning for, or reacting to, changes in its business; (iv) place the Company at a competitive disadvantage as compared with less leveraged competitors; and (v) render the Company more vulnerable in the event of a downturn in its business.

The Company has two tranches of redeemable preferred stock, Series A and Series B. At December 31, 2001 the Company had paid cumulative dividends in the amount of $52,217 in the form of additional Series A Preferred Stock. At December 31, 2001 the number of common shares that would be issued upon conversion of the Series A Preferred Stock was 7,749,156. At December 31, 2001 the Company had paid cumulative dividends in the amount of $224,645 in the form of additional shares of Series B Preferred Stock. At December 31, 2001 the number of common shares that would be issued upon conversion of the Series B Preferred Stock was 30,236,212.

The Company has an investment portfolio. The objective of the Company's "other than trading portfolio" is to invest in high-quality securities, to preserve principal, meet liquidity needs, and deliver a suitable return in relationship to these guidelines.

## Capital Expenditures

The Company's capital expenditures for 2002 is primarily to increase the number of homes passed, increase the number of connections in our current markets, and complete the development of our information technology systems.

We have undertaken major initiatives in our Information Technology ("IT") and Customer Care Departments. Our IT department devoted significant resources in 2001 toward the implementation of a new operational support system that will allow us to more efficiently and effectively provision and administrate the delivery of our bundled services. The new operational support system was designed to help us provide superior customer service and simplified billing choices. We believe that these and other initiatives will have a positive impact in achieving our revenue goals.

We made capital expenditures of $514 million in 2001 and $1.3 billion in 2000. The majority of these capital expenditures related to the growth in new markets prior to the change in expansion plans and the upgrade to our cable network. We anticipate capital expenditures in 2002 to be approximately $200 to $250 million.

## New Accounting Standards

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and for Hedging Activities". This Statement establishes accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at fair value. SFAS No. 133, as amended by Statement of Financial Accounting Standards Nos. 137 and 138, requires that changes in a derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS No. 133 was adopted by the Company beginning January 1, 2001. As the Company has limited derivative financial instruments, the adoption and continuing impact of SFAS No. 133 did not have a significant impact on reported earnings and/or other comprehensive income.

In June 2001, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations". This pronouncement supersedes Accounting Principle Board Opinion ("APB") No. 16, "Business Combinations", and SFAS No. 38 "Accounting for Preacquisition Contingencies of Purchased Enterprises". All business combinations initiated after June 30, 2001 will be accounted for in accordance with SFAS No. 141.

In July 2001, FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". This pronouncement changes the accounting for goodwill and intangible assets with indefinite lives from an amortized method to an impairment approach. The Company has approximately $45 million of unamortized goodwill and approximately $3 million of unamortized identifiable intangible assets at December 31, 2001. The Company incurred approximately $71 million of amortization expense in the year ended December 31, 2001. The Company will adopt the provisions of SFAS No. 142 in its first quarter ended March 31, 2002. The Company expects that it will no longer record amortization relating to its existing goodwill and embedded goodwill.

SFAS No. 142 requires that goodwill be tested annually for impairment using a two-step process. The first step is to identify a potential impairment and, in transition, this step must be measured as of the beginning of the fiscal year. However, a company has six months from the date of adoption to complete the fist step. The Company expects to complete that first step of the goodwill impairment test during the second quarter of 2002. The second step of the goodwill impairment test measures the amount of the impairment loss (measured as of the beginning of the year of adoption), if any, and must be completed by the end of the Company's fiscal year. Any impairment loss resulting from the transitional impairment tests will be reflected as the cumulative effect of a change in accounting principle in the first quarter of 2002. The Company has not yet determined what effect these impairment tests will have on the Company's earning and financial position.

In August 2001, FASB issued SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets"("SFAS No. 143"). SFAS No. 143 requires retirement obligations to be recognized when they are incurred and displayed as liabilities, with a corresponding amount capitalized as part of the related long-lived asset. The capitalized element is required to be expensed using a systematic and rational method over its useful-life. SFAS No.143 will be adopted by the Company commencing January 1, 2003 and is not expected to have a significant impact on the Company's financial statements.

In August 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 provides new guidance on the recognition of impairment losses on long-lived assets to be held and used or to be disposed of, and also broadens the definition of what constitutes a discontinued operation and how the results of a discontinued operation are to be measured and presented. We will adopt SFAS No. 144 beginning January 1, 2002. We do not expect the adoption of SFAS No. 144 to have a material impact on our financial condition or the results of our operations.

## Forward-Looking and Cautionary Statements

You should carefully review the information contained in the Annual Report, but should particularly consider any risk factors that we set forth in this Annual Report and other reports or documents that we file from time to time with the SEC. Some of the statements made by us in this Annual Reports discuss future expectations, contain projections of results of operations or financial condition or state other forward-looking information. Those statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements. The "forward-looking" information is based on various factors and was derived using numerous assumptions. In some cases, these so-called forward-looking statements can be identified by words like "may," "will," "should," "expects," "plans," "anticipates," "believes," estimates," "predicts," "potential," or "continue" or the negative of those words and other comparable words. These statements only reflect our predictions. Actual events or results may differ substantially. Important factors that could cause actual results to be materially different from anticipated results and expectations expressed in any forward-looking statements made by or on behalf of us include, but are not limited to, the Company's failure to:

> Achieve and sustain profitability based on the implementation of its advanced broadband network; Obtain adequate financing; Overcome significant operating losses; Produce sufficient cash flow to fund our business and our anticipated growth; Attract and retain qualified management and other personnel; Develop and implement effective business support systems for provisioning orders and billing customers; Obtain regulatory approvals; Meet the requirements contained in our franchise agreements and debt agreements; Achieve adequate customer penetration of our services to offset the fixed costs; Develop and successfully implement appropriate strategic alliances or relationships; Obtain equipment, materials, inventory at competitive prices; Obtain video programming at competitive rates; Complete acquisitions or divestitures; Efficiently and effectively manage changes in technology, regulatory or other developments in the industry, changes in the competitive climate in which we operate, and relationships with franchising authorities.

These risks should be read in conjunction with those set forth under the caption "Risk Factors" in the Company's Registration Statement on Form S-3 filed with the Securities and Exchange Commission on June 2, 2000. Statements in this Annual Report should be evaluated in light of these important factors.

**ITEM 7A. QUANTITATIVE & QUALITATIVE DISCLOSURES ABOUT MARKET RISK.**

The Company has adopted Item 305 of Regulation S-K "Quantitative & Qualitative Disclosures About Market Risk" which is effective in financial statements for fiscal years ending after June 15, 1998. The Company currently has no items that relate to "trading portfolios". Under the "other than trading portfolios" the Company does have four short-term investment portfolios categorized as available for sale securities that are stated at cost, which approximates market, and which are re-evaluated at each balance sheet date and one portfolio that is categorized as held to maturity which is an escrow account against a defined number of future interest payments related to the Company's 10% Senior Discount Notes. These portfolios consist of Federal Agency Notes, Commercial Paper, Corporate Debt Securities, Certificates of Deposit, U.S. Treasury Notes, and Asset Backed Securities. The Company believes there is limited exposure to market risk due primarily to the small amount of market sensitive investments that have the potential to create material market risk. Furthermore, the Company's internal investment policies have set maturity limits, concentration limits, and credit quality limits to minimize risk and promote liquidity. The Company did not include trade accounts payable and trade accounts receivable in the "other than trading portfolio" because their carrying amounts approximate fair value.

The objective of the Company's "other than trading portfolio" is to invest in high quality securities and seeks to preserve principal, meet liquidity needs, and deliver a suitable return in relationship to these guidelines.

# *Consolidated Statements of Operations*

(Dollars in Thousands, Except Share and Per Share Data)

| *For the Years Ended December 31,* | 2001 | 2000 | 1999 |
|---|---|---|---|
| Sales | **$ 455,971** | $ 333,450 | $ 275,993 |
| Costs and expenses, excluding non-cash stock-based compensation, depreciation and amortization: | | | |
| Direct expenses | **205,132** | 176,673 | 140,448 |
| Operating and selling, general and administrative | **473,677** | 488,736 | 267,512 |
| Non-cash stock-based compensation | **62,955** | 41,237 | — |
| Goodwill write-down and special charges | **470,880** | — | — |
| Depreciation and amortization | **321,525** | 285,648 | 146,043 |
| Operating (loss) | **(1,078,198)** | (658,844) | (278,010) |
| Investment income | **84,487** | 141,736 | 79,500 |
| Interest expense | **(196,910)** | (223,868) | (158,139) |
| Gain on sale of subsidiary | **—** | — | 8,930 |
| Write-down of equity investment | **—** | (24,418) | — |
| Other income (expense), net | **13,236** | 1,883 | (6,281) |
| Loss before income taxes | **(1,177,385)** | (763,511) | (354,000) |
| Benefit from income taxes | **(3,682)** | (4,778) | (5,094) |
| Loss before equity in unconsolidated entities and minority interest | **(1,173,703)** | (758,733) | (348,906) |
| Equity in loss of unconsolidated entities | **(17,185)** | (34,497) | (33,960) |
| Minority interest in loss of consolidated entities | **22,088** | 24,516 | 28,262 |
| Loss before extraordinary item | **(1,168,800)** | (768,714) | (354,604) |
| Extraordinary item, net of tax of $0 in 2001 and 1999 | **484,011** | — | (424) |
| Net loss | **(684,789)** | (768,714) | (355,028) |
| Preferred dividend and accretion requirements | **151,663** | 122,752 | 13,542 |
| **Net loss to common shareholders** | **$ (836,452)** | $ (891,466) | $ (368,570) |
| Basic and diluted loss per average common share: | | | |
| Net Loss before extraordinary item | **$ (14.03)** | $ (10.59) | $ (5.11) |
| Extraordinary item | **$ 5.14** | $ — | $ (0.01) |
| Net loss to common shareholders | **$ (8.89)** | $ (10.59) | $ (5.12) |
| Weighted average shares outstanding | **94,117,391** | 84,200,329 | 71,966,301 |

See accompanying notes to Consolidated Financial Statements.

# *Consolidated Balance Sheets*

(Dollars in Thousands, Except Share and Per Share Data)

| *Assets* | *December 31, 2001* | *2000* |
|---|---|---|
| **Current assets** | | |
| Cash and temporary cash investments | **$ 476,220** | $ 356,377 |
| Short-term investments | **362,271** | 1,372,015 |
| Accounts receivable from related parties | **16,765** | 37,874 |
| Accounts receivable, net of reserve for doubtful accounts of $17,392 and $4,123, respectively | **51,766** | 50,681 |
| Unbilled revenues | **2,090** | 2,197 |
| Interest receivable and dividends | **4,558** | 13,365 |
| Prepayments and other | **18,828** | 21,822 |
| Restricted short-term investments | **23,676** | — |
| **Total current assets** | **956,174** | 1,854,331 |
| Property, plant and equipment, net of accumulated depreciation of $643,754 and $420,659, respectively | **2,320,198** | 2,255,959 |
| Investments in non-consolidated entities | **229,294** | 204,946 |
| Intangible assets, net of accumulated amortization of $116,484 and $274,924, respectively | **48,410** | 389,672 |
| Deferred charges and other assets | **49,055** | 70,644 |
| **Total assets** | **$ 3,603,131** | $ 4,775,552 |

# *Consolidated Balance Sheets*

*(Continued)*

(Dollars in Thousands, Except Share and Per Share Data)

| *Liabilities Redeemable Preferred and Shareholders' Defecit* | December 31, 2001 | 2000 |
|---|---|---|
| **Current liabilities** | | |
| Current maturities of capital lease obligations | **$ 1,782** | $ 355 |
| Current maturities of long-term debt | **20,750** | — |
| Accounts payable | **34,718** | 198,562 |
| Accounts payable to related parties | **20,693** | 89,800 |
| Advance billings and customer deposits | **25,781** | 24,638 |
| Accrued expenses | **106,047** | 115,855 |
| Accrued interest | **17,811** | 29,837 |
| Accrued cost of sales | **57,544** | 43,298 |
| Accrued exit costs | **39,271** | — |
| Accrued employee compensation and related expenses | **32,747** | 28,544 |
| Deferred income taxes | **286** | — |
| **Total current liabilities** | **357,430** | 530,889 |
| Long-term debt | **1,873,616** | 2,257,357 |
| Other deferred credits | **10,653** | 25,983 |
| Minority interest | **51,298** | 75,232 |
| Commitments and contingencies | | |
| Preferred stock, Series A, convertible, par value $1 per share, 708,000 shares authorized, and 302,217 and 281,954 shares issued and outstanding, respectively | **293,951** | 273,017 |
| Preferred stock, Series B, convertible, par value $1 per share, 2,681,931 shares authorized, and 1,874,645 and 1,748,965 issued and outstanding, respectively | **1,848,325** | 1,717,596 |
| **Common shareholders' deficit** | | |
| Common stock, par value $1 per share, 300,000,000 shares authorized, 99,841,256 and 87,104,229 shares issued, respectively | **99,841** | 87,104 |
| Additional paid-in capital | **1,416,529** | 1,325,018 |
| Cumulative translation adjustments | **(8,208)** | (6,695) |
| Unearned compensation expense | **(15,898)** | (25,889) |
| Unrealized appreciation on investments | **2,949** | 8,125 |
| Treasury stock, 513,615 and 564,629 shares at cost, respectively | **(8,309)** | (9,591) |
| Accumulated deficit | **(2,319,046)** | (1,482,594) |
| Total common shareholders' deficit | **(832,142)** | (104,522) |
| **Total liabilities, redeemable preferred stock and common shareholders' deficit** | **$ 3,603,131** | $ 4,775,552 |

See accompanying notes to Consolidated Financial Statements.

# *Consolidated Statements of Cash Flows*

(Dollars in Thousands)

| *For the Years Ended December 31,* | *2001* | *2000* | *1999* |
|---|---|---|---|
| **Cash flows from operating activities:** | | | |
| Net loss | **$ (684,789)** | $ (768,714) | $ (355,028) |
| Accretion of discounted debt | **112,500** | 112,997 | 101,901 |
| Amortization of financing costs | **8,266** | 8,713 | 5,534 |
| Non-cash stock-based compensation expense | **62,955** | 41,237 | — |
| Gain on sale of investment | **—** | — | (8,621) |
| Gain on sale of land | **(12,912)** | — | — |
| Loss on assumption of subsidiary | **(606)** | — | — |
| Extraordinary item | **(484,011)** | — | 424 |
| Depreciation and amortization | **321,525** | 285,648 | 146,043 |
| Deferred income taxes, net | **(338)** | (782) | (9,270) |
| Provision for losses on accounts receivable | **14,612** | 10,908 | 7,691 |
| Equity in loss of unconsolidated entities | **17,185** | 34,497 | 33,960 |
| Goodwill write-down and special charges | **470,880** | — | — |
| Minority interest | **(22,088)** | (24,516) | (28,262) |
| Write-down of equity investment | **—** | 24,418 | — |
| Net change in certain assets and liabilities, net of business acquisitions: | | | |
| Accounts receivable and unbilled revenues | **(6,783)** | (29,615) | (22,353) |
| Accounts payable | **(162,720)** | 78,342 | 59,950 |
| Accrued expenses | **4,933** | 109,670 | 25,943 |
| Accounts receivable from related parties | **21,109** | (29,859) | (1,096) |
| Accounts payable to related parties | **(69,107)** | 53,991 | 2,179 |
| Unearned revenue, advanced billing and customer deposits | **1,143** | 8,032 | (2,659) |
| Other | **5,470** | (23,791) | (15,592) |
| **Net cash used in operating activities** | **(402,776)** | (108,824) | (59,256) |
| **Cash flows from investing activities:** | | | |
| Additions to property, plant and equipment | **(502,365)** | (1,127,869) | (526,240) |
| Additions to construction material | **(11,274)** | (152,598) | (17,124) |
| Short-term investments, net | **1,004,568** | 49,784 | (512,995) |
| Investment and advance to unconsolidated entity | **—** | (12,000) | — |
| Acquisitions | **—** | (316,074) | (53,322) |
| Investment in unconsolidated joint venture | **(50,500)** | (64,647) | (25,439) |
| Purchase of preferred stock | **—** | (750) | (1,500) |
| Proceeds from sale of investment | **—** | — | 23,711 |
| Proceeds from sale of land | **54,294** | — | — |
| Increase in restricted cash | **(23,676)** | — | — |
| Other | **283** | 225 | (108) |
| **Net cash provided by (used in) investing activities** | **$ 471,330** | $ (1,623,929) | $ (1,113,017) |

# *Consolidated Statements of Cash Flows*

*(Continued)*

(Dollars in Thousands)

| *For the Years Ended December 31,* | *2001* | *2000* | *1999* |
|---|---|---|---|
| **Cash flows from financing activities:** | | | |
| Repayment of long term debt | **$ (246,366)** | $ (3,435) | $ (101,622) |
| Repayment of capital leases | **(2,482)** | (988) | — |
| Long-term borrowings | **250,000** | — | 875,000 |
| Purchase of treasury stock | **—** | (200) | (90) |
| Proceeds from the issuance of stock | **50,000** | 1,614,423 | 584,239 |
| Payments made for debt financing costs | **—** | (2,823) | (39,484) |
| Contribution from minority interest partner | **—** | 61,005 | 91,140 |
| Contribution to minority interest partner | **—** | — | (122) |
| Proceeds from the exercise of stock options | **137** | 6,625 | 12,422 |
| Extraordinary item – debt prepayment penalty | **—** | — | (424) |
| Decrease related to investments restricted for debt service | **—** | 23,111 | 22,500 |
| Net cash provided by financing activities | **51,289** | 1,697,718 | 1,443,559 |
| Net increase in cash and temporary cash investments | **119,843** | (35,035) | 271,286 |
| **Cash and temporary cash investments at beginning of year** | **356,377** | 391,412 | 120,126 |
| **Cash and temporary cash investments at end of year** | **$ 476,220** | $ 356,377 | $ 391,412 |
| Supplemental disclosures of cash flow information<br>Cash paid during the periods for: | | | |
| Interest (net of $32,765, $15,092, and $6,763 capitalized in 2001, 2000 and 1999, respectively) | **$ 88,169** | $ 87,543 | $ 42,880 |
| Income taxes | **$ —** | $ 228 | $ 1,897 |

See accompanying notes to Consolidated Financial Statements.

(Dollars in Thousands)

## Supplemental Schedule of Non-Cash Investing and Financing Activities:

During the year 2001, the Company issued 1,988,966 shares of Common Stock with a total value of $5,850 to retire long-term debt with a face value of $15,000.

RCN Entertainment. In 2001, the Company assumed assets and liabilities that related to the foreclosure of its investment in JuniorNet. The Company assumed $606 more in liabilities than assets.

During the year 2001, the Company issued 51,014 shares of treasury stock with a total value of $1,282 to the RCN 401k savings plan related to late deposits.

Based on certain future contingencies in the original purchase agreement of 21st Century, the Company issued additional stock in the amount of $7,229 during the year ended December 31, 2001.

Assumptions of Capital leases. Obligations of capital leases in 2001 were $18,601.

In April 2000, the Company completed the acquisition of 21st Century Telecom Group, Inc. The transaction was accounted for as a purchase.

**A summary of the transaction is as follows:**

| | |
|---|---|
| Fair value of assets acquired | **$ 556,361** |
| Less: | |
| Fair value of the Company's stock issued | **208,510** |
| Fair value of stock options exchanged | **2,489** |
| Liabilities assumed | **35,755** |
| Cash acquired | **15,065** |
| Net cash paid | **$ 294,542** |

In February 2000, NSTAR Securities exchanged a portion of its ownership interest in RCN-Becocom for 2,989,654 shares of the Company's Common Stock, with a fair value of approximately $127,150.

Preferred stock dividends in the form of additional shares of redeemable preferred stock aggregated $145,941, $117,867 and $13,053 in 2001, 2000 and 1999, respectively.

Non-cash accretion of preferred stock was $5,722, $4,885 and $489 in 2001, 2000 and 1999, respectively.

In August 1999, the Company completed the acquisition of Direct Network Access, Ltd. The transaction was accounted for as a purchase.

# *Consolidated Statements of Cash Flows*

*(Continued)*

(Dollars in Thousands)

A summary of the transaction is as follows:

| | |
|---|---|
| Fair value of assets acquired | $ 11,416 |
| Less: | |
| Fair value of the Company's stock issued | 6,844 |
| Liabilities assumed | 1,107 |
| **Net cash paid** | **$ 3,465** |

In July 1999, the Company completed the acquisition of Brainstorm Networks, Inc. The transaction was accounted for as a purchase.

A summary of the transaction is as follows:

| | |
|---|---|
| Fair value of assets acquired | $ 15,785 |
| Less: | |
| Fair value of the Company's stock issued | 11,619 |
| Liabilities assumed | 1,850 |
| **Net cash paid** | **$ 2,316** |

In April 1999, the Company acquired a 47.5% stake in JuniorNet. The Company purchased the ownership stake for approximately $47,000. During the fourth quarter of 2001, the assets of JuniorNet were foreclosed upon. As a result of the foreclosure, the Company obtained the assets of one of its subsidiaries and used them to start the wholly-owned subsidiary, RCN Entertainment.

In February 1999, NSTAR Securities exchanged a portion of its ownership interest in RCN-Becocom for 1,107,539 shares of the Company's Common Stock, with a fair value of approximately $19,520.

# *Consolidated Statements of Changes in Common Shareholders' Equity/(Deficit)*

*For the years ended December 31, 2001, 2000 and 1999*

(Dollars in Thousands, Except Share and Per Share Data)

| | Common Stock | Additional Paid in Capital | Accumulated Deficit |
|---|---|---|---|
| **Balance, December 31, 1998** | $ 65,477 | $ 539,770 | $ (222,558) |
| Net loss to common shareholders | — | — | (368,570) |
| Common stock offering | 9,200 | 335,142 | — |
| Stock plan transactions | 1,466 | 10,956 | — |
| Conversion of joint venture ownership interest | 1,108 | 18,413 | — |
| Common stock and stock options issued in connection with acquisitions | 467 | 18,852 | — |
| Purchase of treasury stock | — | — | — |
| Unrealized depreciation on investments | — | — | — |
| Cumulative translation adjustment | — | — | — |
| Other | 6 | 207 | — |
| **Balance, December 31, 1999** | $ 77,724 | $ 923,340 | $ (591,128) |
| Net loss to common shareholders | — | — | (891,466) |
| Stock plan transactions | 1,141 | 71,769 | — |
| Recognition of unearned compensation | — | — | — |
| Conversion of joint venture ownership interest | 2,990 | 124,159 | — |
| Common stock and stock options issued in connection with acquisitions | 5,249 | 205,750 | — |
| Purchase of treasury stock | — | — | — |
| Unrealized depreciation on investments | — | — | — |
| Cumulative translation adjustment | — | — | — |
| **Balance, December 31, 2000** | $ 87,104 | $ 1,325,018 | $ (1,482,594) |
| Net loss to common shareholders | — | — | (836,452) |
| Stock plan transactions | 2,343 | 49,730 | — |
| Common stock offering | 7,661 | 42,339 | — |
| Stock issued to retire long-term debt | 1,989 | 3,861 | — |
| Recognition of unearned compensation | — | — | — |
| Common stock in connection with acquisitions | 744 | (3,649) | — |
| Treasury stock issuance | — | (770) | — |
| Unrealized depreciation on investments | — | — | — |
| Cumulative translation adjustment | — | — | — |
| **Balance, December 31, 2001** | $ 99,841 | $ 1,416,529 | $ (2,319,046) |

See accompanying notes to Consolidated Financial Statements.

# *Consolidated Statements of Changes in Common Shareholders' Equity/(Deficit)*

*For the Years Ended December 31, 2001, 2000 and 1999*

(Dollars in Thousands, Except Share and Per Share Data)

| | Treasury Stock | Unearned Compensation Expense | Cumulative Translation Adjustment | Unrealized Appreciation/ Depreciation on Investments | Total Common Shareholders' Equity (Deficit) |
|---|---|---|---|---|---|
| **Balance, December 31, 1998** | $ (9,301) | $ — | $ (3,055) | $ 1,113 | $ 371,446 |
| Net loss to common shareholders | — | — | — | — | (368,570) |
| Common stock offering | — | — | — | — | 344,342 |
| Stock plan transactions | — | — | — | — | 12,422 |
| Conversion of joint venture ownership interest | — | — | — | — | 19,521 |
| Common stock and stock options issued in connection with acquisitions | — | — | — | — | 19,319 |
| Purchase of treasury stock | (90) | — | — | — | (90) |
| Unrealized depreciation on investments | — | — | — | (7,341) | (7,341) |
| Cumulative translation adjustment | — | — | 1,041 | — | 1,041 |
| Other | — | — | — | — | 213 |
| **Balance, December 31, 1999** | $ (9,391) | $ — | $ (2,014) | $ (6,228) | $ 392,303 |
| Net loss to common shareholders | — | — | — | — | (891,466) |
| Stock plan transactions | — | (37,941) | — | — | 34,969 |
| Recognition of unearned compensation | — | 12,052 | — | — | 12,052 |
| Conversion of joint venture ownership interest | — | — | — | — | 127,149 |
| Common stock and stock options issued in connection with acquisitions | — | — | — | — | 210,999 |
| Purchase of treasury stock | (200) | — | — | — | (200) |
| Unrealized depreciation on investments | — | — | — | 14,353 | 14,353 |
| Cumulative translation adjustment | — | — | (4,681) | — | (4,681) |
| **Balance, December 31, 2000** | $ (9,591) | $ (25,889) | $ (6,695) | $ 8,125 | $ (104,522) |
| Net loss to common shareholders | — | — | — | — | (836,452) |
| Stock plan transactions | — | (9,559) | — | — | 42,514 |
| Common stock offering | — | — | — | — | 50,000 |
| Stock issued to retire long-term debt | — | — | — | — | 5,850 |
| Recognition of unearned compensation | — | 19,550 | — | — | 19,550 |
| Common stock issued in connection with acquisitions | — | — | — | — | (2,905) |
| Treasury stock issuance | 1,282 | — | — | — | 512 |
| Unrealized depreciation on investments | — | — | — | (5,176) | (5,176) |
| Cumulative translation adjustment | — | — | (1,513) | — | (1,513) |
| **Balance, December 31, 2001** | $ (8,309) | $ (15,898) | $ (8,208) | $ 2,949 | $ (832,142) |

See accompanying notes to Consolidated Financial Statements.

# *Consolidated Statements of Changes in Common Shareholders' Equity/(Deficit)*

*For the Years Ended December 31, 2001, 2000 and 1999*

(Dollars in Thousands, Except Share and Per Share Data)

| | Common Shares Issued | Treasury Stock | Shares Outstanding |
|---|---|---|---|
| **Balance, December 31, 1998** | 65,477,493 | (557,000) | 64,920,493 |
| Preferred stock offering | — | — | — |
| Preferred stock dividend | — | — | — |
| Common stock offering | 9,200,000 | — | 9,200,000 |
| Stock plan transactions | 1,518,897 | — | 1,518,897 |
| Conversion of joint venture ownership interest | 1,107,539 | — | 1,107,539 |
| Common Stock issued in connection with acquisitions | 420,141 | — | 420,141 |
| Purchase of treasury stock | — | (5,000) | (5,000) |
| **Balance, December 31, 1999** | 77,724,070 | (562,000) | 77,162,070 |
| Preferred stock offering | — | — | — |
| Preferred stock dividend | — | — | — |
| Common stock offering | — | — | — |
| Stock plan transactions | 1,141,405 | — | 1,141,405 |
| Conversion of joint venture ownership interest | 2,989,654 | — | 2,989,654 |
| Common Stock issued in connection with acquisitions | 5,249,100 | — | 5,249,100 |
| Purchase of treasury stock | — | (2,629) | (2,629) |
| **Balance, December 31, 2000** | 87,104,229 | (564,629) | 86,539,600 |
| Preferred stock offering | — | — | — |
| Preferred stock dividend | — | — | — |
| Common stock offering | 7,661,000 | — | 7,661,000 |
| Stock issued to retire long-term debt | 1,988,966 | — | 1,988,966 |
| Stock plan transactions | 2,343,215 | — | 2,343,215 |
| Conversion of joint venture ownership interest | — | — | — |
| Common Stock issued in connection with acquisitions | 743,846 | — | 743,846 |
| Treasury stock issuance | — | 51,014 | 51,014 |
| **Balance, December 31, 2001** | 99,841,256 | (513,615) | 99,327,641 |

See accompanying notes to Consolidated Financial Statements.

# *Notes to Consolidated Financial Statements*

(Dollars in Thousands, Except Share and Per Share Data)

## 1 *BACKGROUND AND BASIS OF PRESENTATION*

The Company's primary business is delivering bundled communications services to residential customers over the Company's broadband network, predominantly owned by the Company, to 7 of the 10 most densely populated areas of the country. We are currently operating in Boston, including 18 surrounding communities, New York City, Philadelphia suburbs, Washington D.C. and certain suburbs through our Starpower joint venture, Chicago, San Francisco, and certain suburbs and certain communities in Los Angeles. We also serve the Lehigh Valley in Pennsylvania, and we are the incumbent franchised cable operator in many communities in central New Jersey. We believe we are the first company in many of our markets to offer one-stop shopping for Phone, Cable TV and High-Speed Cable Modem Internet services to residential customers.

ResiLink℠ is the brand name of our various bundled service alternatives that enables residential customers to enjoy various, pre-packaged bundles which may include Phone, Cable TV and High-Speed Internet for a flat monthly price. The bundles are designed to appeal to consumers seeking simplification and value. In addition to ResiLink, we sell Phone, Cable TV, High-Speed cable modem and dial-up Internet to residential customers on an a-la-carte basis, and we provide communication services to commercial customers. We are also working to leverage the excess capacity of our broadband network to allow us to expand our offering of new services.

Our services are typically delivered over our own high-speed, high-capacity, fiber-optic broadband network. The broadband network is a fiber-optic platform that typically employs diverse backbone architecture and localized fiber-optic nodes. This architecture allows us to bring our state-of-the-art fiber-optics within approximately 900 feet of our customers, with fewer electronics and lower maintenance costs than existing competitors' local networks. We have generally designed our broadband network, in certain markets, to have sufficient capacity so that we believe we have the capability of adding new communications services more efficiently and effectively than the incumbents or other competitors.

The accompanying consolidated financial statements of the Company and its wholly-owned subsidiaries have been prepared in conformity with accounting principles generally accepted in the United States. The consolidated financial statements include the accounts of all wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated. The RCN-Becocom joint venture which the Company controls and has an 82.17% interest is consolidated. The Starpower joint venture and the investment in Megacable are accounted for by the equity method.

Certain items related to 2000 and 1999 have been reclassified to conform with the 2001 reporting format.

## 2 *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

**Use of Estimates >** The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. When sources of information regarding the carrying values of assets and liabilities, and reported amounts of revenue and expenses are not readily apparent, the Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable for making judgments. The Company evaluates all of its estimates on an on-going basis. Actual results could differ from those estimates.

**Risks and Uncertainties >** Our future results of operations involve a number of risks and uncertainties. Factors that could affect future operating results and cause actual results to vary materially from historical results include, but are not limited to, dependence upon acceptance of broadband technology as the platform of choice, difficulties that may be encountered in competing in the highly competitive telecommunications industry, dependence on our strategic relationships and joint ventures, our limitations of our business flexibility due to our substantial indebtedness and the competitive market from the incumbent providers which are already established and have historically dominated their markets, and our ability to utilize our existing cash resources until the attainment of free cash flow breakeven.

**Cash and Temporary Cash Investments >** The Company considers all highly liquid investments with original maturities of three months or less to be temporary cash investments. The temporary cash investments are carried at cost, which approximates market value. The Company maintains cash balances at financial institutions, which at times exceed the $100,000 FDIC limit.

**Short-Term Investments and Investments Restricted for Debt Service >** The Company records its investments in fixed maturities and equity securities which are classified as available for sale at fair value and reports the change in the unrealized appreciation and depreciation as a separate component of shareholders' equity. The amortized cost of fixed maturity investments classified as available for sale is adjusted for amortization of premiums and accretion of discounts. That amortization or accretion is included in net investment income.

Short-term investments consist of commercial paper, U.S. Treasury Notes, asset-backed securities, corporate debt securities, certificates of deposit and federal agency notes. The short-term investments are carried at market value.

**Property, Plant and Equipment and Depreciation >** Property, plant and equipment is recorded at cost of acquisition or construction, including all direct and certain indirect costs. These costs include related payroll, employee benefits, and interest from borrowed funds used in the development and construction of the network. Expenditures for repairs and maintenance are charged to expense as incurred, while equipment replacement and betterments are capitalized. Depreciation is provided on the straight-line method based on the useful lives of the various classes of depreciable property. The costs and related depreciation for assets no longer in service are eliminated from the account. Gain or loss is recognized on retirements and dispositions. The average estimated lives of depreciable property, plant and equipment are:

| | |
|---|---|
| Telecommunications Network | **5-22.5 years** |
| Computer Equipment | **3-5 years** |
| Buildings and Leasehold Improvements | **5-30 years** |
| Furniture, Fixtures and Vehicles | **3-10 years** |
| Other | **5-10 years** |

Qualified internally developed software costs for internal use are capitalized subsequent to both the preliminary project stage and when management has committed to funding, in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". The external direct costs of software, materials and services, and payroll and employee related expenses directly associated with the project are capitalized. Upon completion of the projects, the total costs are amortized over their estimated useful lives of three years.

**Intangible Assets >** Intangible assets are valued at cost and are amortized on a straight-line basis over the expected period of the benefit ranging from 1 to 15 years. The average estimated lives of intangible assets are:

| | |
|---|---|
| Franchises and Subscriber Lists | **3-15 years** |
| Acquired Current Products/Technologies | **4 years** |
| Non-Compete Agreements | **5-8 years** |
| Goodwill | **3-9 years** |
| Building Access Rights | **5-14 years** |
| Other Intangible Assets | **1-10 years** |

**Impairment of Long-Lived Assets >** The carrying values of long-lived assets, which include construction material, property, plant and equipment, goodwill, and other intangible assets, are evaluated for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment would be determined based on a comparison of future undiscounted cash flows to the underlying assets. If required, adjustments would be measured based on discounted cash flows.

**Fair Values of Financial Instruments >** The carrying amounts reported in the balance sheet for cash and temporary cash investments, short-term investments, and restricted short-term investments are carried at market value. Long-term investments consist of investments accounted for under the equity method for which disclosure of fair value is not required. The carrying amounts reported in the balance sheet for interest receivable, accounts receivable, and receivables from related parties approximate those assets' fair values. The carrying amounts reported for long-term debt are at face value. The fair value of the Senior and Senior Discount Notes is estimated based on the current market price and the term debt is estimated based on the Company's current incremental borrowing rate for debt of the same remaining maturities.

**Revenue Recognition >** Revenues are generally recognized and earned when evidence of an arrangement exists, services are rendered, the selling price is determinable and collectibility is reasonably assured. The Company recognizes local telephone service revenue as earned when services are provided. The amount recognized as revenue for local telephone charges is based on tariffed rates. We recognize long distance telephone service revenue based upon minutes of traffic processed in accordance with tariffed rates or contract fees. Other telephone services are recognized as revenue when the services are provided to the customer in accordance with contract terms. Reciprocal compensation, which is the fee local exchange carriers pay to terminate calls on each other's networks, is recognized as revenue as it is realized. Revenues from cable programming services are recognized and earned in the month the service is provided to the customers. Cable installation revenue is recognized in the period the installation services are provided to the extent of direct selling costs. Any remaining amount is deferred and recognized over the estimated average period that customers are expected to remain connected to our network system. Internet access service revenues are recorded as earned based on contracted fees. Unbilled revenues represent telephony, cable and data revenues earned but not billed at the end of the reporting period. Advanced billings represent monthly recurring charges collected prior to the rendering of services.

**Leases** > Leases of the Company's assets including integral equipment and property that contains a provision for the transfer of title are accounted for as a sales or a direct finance lease. All other leased asset agreements are accounted for as operating leases, whereby the leased assets remain on the Company's balance sheet and are depreciated. Scheduled lease payments are recognized as revenue when earned.

Leasing transactions that the Company enters as a lessee that bears all substantial risks and rewards from the use of the leased item are accounted for as a capital lease. Capitalized leased assets and the corresponding lease obligations are recorded on the Company's balance sheet. All other lease agreements are accounted for as an operating lease. Operating lease payments are expensed as incurred.

**Advertising Expense** > Advertising costs are expensed as incurred. Advertising expense charged to operations was $7,046, $34,986 and $34,865 in 2001, 2000 and 1999, respectively.

**Debt Issuance Costs** > Costs associated with the Company's debt and material changes to the original debt are capitalized. Debt issuance costs are amortized over the life of the note. Amortization expense related to debt issuance costs charged to operations was $8,266, $8,713 and $5,534 in 2001, 2000 and 1999, respectively. In addition, $9,656 was written off in connection with the extinguishment of debt in 2001.

**Stock-Based Compensation** > As of January 1, 2000 the Company has adopted the recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123 – "Accounting for Stock-Based Compensation". Under SFAS No. 123, the fair value of an option on the date of the grant, is amortized over the vesting periods of the options in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 28 "Accounting For Stock Appreciation Rights and Other Variable Stock Option or Award Plans". The recognition provisions of SFAS No. 123 are applied prospectively upon adoption. As a result, the recognition provisions are applied to all stock awards granted in the year of adoption and are not applied to awards granted in previous years unless those awards are significantly modified. The Company applied Accounting Principles Board Opinion No. 25- "Accounting for Stock Issued to Employees" in accounting for its stock options, prior to January 1, 2000.

**Income Taxes** > Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The measurement of net deferred tax assets is reduced by the amount of any tax benefit that, based on available evidence, are not expected to be realized, and a corresponding valuation allowance is established.

**Foreign Currency Translation** > At December 31, 2001 the Company has a 48.96% interest in Megacable. Megacable's functional currency is the Mexican Peso. For purposes of determining the Company's equity in the earnings of Megacable, the Company translates the revenues and expenses of Megacable into U.S. dollars at the average exchange rates during the period reported. The assets and liabilities are translated into U.S. dollars at the exchange rate as of the balance sheet date. The foreign currency translation gains or losses are recorded on the balance sheet as a separate component of shareholders' equity.

**Comprehensive Income** > The Company primarily has two components of comprehensive income, cumulative translation adjustments and unrealized appreciation (depreciation) on investments. The cumulative foreign currency translation adjustment was ($1,513) for 2001, ($4,681) for 2000 and $1,041 for 1999; the unrealized appreciation (depreciation) on investments was ($5,176) for 2001, $14,353 for 2000 and ($7,341) for 1999. The amount of other comprehensive loss for the years ended December 31, 2001, 2000 and 1999 was ($691,477), ($759,042) and ($361,328), respectively.

**Segment Reporting** > Management believes that the Company operates as one reportable operating segment, which contains many shared expenses generated by the Company's various revenue streams. Any segment allocation of these shared expenses that were incurred on a single network to multiple revenue streams would be impractical and arbitrary. In addition, the Company currently does not make such allocations internally. The Company's chief decision-makers do, however, monitor financial performance in a way which is different from that depicted in the historical general purpose financial statements in that such measurement includes the consolidation of Starpower, which is not consolidated under generally accepted accounting principles. Such information, however, does not represent a separate segment under generally accepted accounting principles and therefore it is not separately disclosed.

**New Accounting Standards** > In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and for Hedging Activities". This Statement establishes an accounting and reporting standard requiring that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at fair value. SFAS No. 133, as amended by Statement of Financial Accounting Standards Nos. 137 and 138, requires that changes in a derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS No. 133 was adopted by the Company beginning January 1, 2001. As the Company has limited derivative financial instruments, the adoption and continuing impact of SFAS No. 133 did not have a significant impact on reported earnings and/or other comprehensive income.

In June 2001, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations". This pronouncement supersedes Accounting Principle Board Opinion ("APB") No. 16, "Business Combinations", and SFAS No. 38 "Accounting for Pre-acquisition Contingencies of Purchased Enterprises". The Company adopted SFAS No. 141 for all business combinations initiated after June 30, 2001.

In July 2001, FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". This pronouncement changes the accounting for goodwill and intangible assets with indefinite lives from an amortized method to an impairment approach. The Company has approximately $45 million of unamortized goodwill and approximately $3 million of unamortized identifiable intangible assets at December 31, 2001.

Excluding the goodwill wirite-downs, the Company incurred approximately $71 million of amortization expense in the year ended December 31, 2001. In addition, there is approximately $59 million of remaining goodwill embedded in the carrying amount of the Company's investment in Megacable. For the year ended December 31, 2001, the Company recorded approximately $7 million of amortization related to the excess over the underlying equity in the net assets of the Megacable investment. The Company will adopt the provisions of SFAS No. 142 in its first quarter ended March 31, 2002. The Company expects that it will no longer record amortization relating to its existing goodwill and embedded goodwill.

SFAS No. 142 requires that goodwill be tested annually for impairment using a two-step process. The first step is to identify a potential impairment and, in transition, this step must be measured as of the beginning of the fiscal year. However, a company has six months from the date of adoption to complete the first step. The Company expects to complete that first step of the goodwill impairment test during the second quarter of 2002. The second step of the goodwill impairment test measures the amount of the impairment loss (measured as of the beginning of the year of adoption), if any, and must be completed by the end of the Company's fiscal year. Any impairment loss resulting from the transitional impairment tests will be reflected as the cumulative effect of a change in accounting principle in the first quarter 2002. The Company has not yet determined what effect these impairment tests will have on the Company's earnings and financial position.

In August 2001, FASB issued SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets"("SFAS No. 143"). SFAS No. 143 requires retirement obligations to be recognized when they are incurred and displayed as liabilities, with a corresponding amount capitalized as part of the related long-lived asset. The capitalized element is required to be expensed using a systematic and rational method over its useful life. SFAS No. 143 will be adopted by the Company commencing January 1, 2003 and is not expected to have a significant impact on the Company's financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 provides new guidance on the recognition of impairment losses on long-lived assets to be held and used or to be disposed of, and also broadens the definition of what constitutes a discontinued operation and how the results of a discontinued operation are to be measured and presented. The Company will adopt SFAS No. 144 beginning January 1, 2002. The Company does not expect the adoption of SFAS No. 144 to have a material impact on our financial condition or the results of our operations.

## 3 *LOSS PER SHARE*

Basic loss per share is computed based on net loss after preferred stock dividend and accretion requirements divided by the weighted average number of shares of Common Stock outstanding during the period.

Diluted loss per share is computed based on net loss after preferred stock dividend and accretion requirements divided by the weighted average number of shares of Common Stock outstanding during the period after giving effect to convertible securities considered to be dilutive Common Stock equivalents. The conversion of preferred stock and stock options during the periods in which the Company incurs a loss from continuing operations is not assumed since the effect is anti-dilutive.

The number of shares of preferred stock and stock options which would have been assumed to be converted in the years ended December 31, 2001, 2000, and 1999 and have a dilutive effect if the Company had income from continuing operations is 38,925,504, 38,269,575 and 10,008,239, respectively. The following table is a reconciliation of the numerators and denominators of the basic and diluted per share computations:

| | *For the Years Ended December 31, 2001* | *2000* | *1999* |
|---|---|---|---|
| Loss Before Extraordinary Item | **$ (1,168,800)** | $ (768,714) | $ (354,604) |
| Extraordinary Item | **484,011** | — | (424) |
| Preferred Stock Dividend and Accretion Requirements | **(151,663)** | (122,752) | (13,542) |
| | **$ (836,452)** | $ (891,466) | $ (368,570) |
| **Basic Loss Per Average Common Share:** | | | |
| Weighted Average Shares Outstanding | **94,117,391** | 84,200,329 | 71,996,301 |
| Loss Per Average Common Share Before Extraordinary Item | **$ (14.03)** | $ (10.59) | $ (5.11) |
| Extraordinary Item | **$ 5.14** | — | $ (.01) |
| Net Loss to Common Shareholders | **$ (8.89)** | $ (10.59) | $ (5.12) |
| **Diluted Loss Per Average Common Share:** | | | |
| Weighted Average Shares Outstanding | **94,117,391** | 84,200,329 | 71,996,301 |

## 4 *BUSINESS COMBINATIONS*

The Company entered into the following business combinations and were all accounted for by the purchase method of accounting.

In November 2000, the Company acquired certain assets of Wedgewood Communications in Chicago, IL for approximately $14,250 in cash. The excess of the book value of assets acquired was recorded as goodwill and is being amortized over approximately four years. In September 2000, the Company acquired certain assets of Onepoint Communications, also in Chicago, IL for approximately $7,300 in cash. The excess of the book value of assets acquired was recorded as goodwill and is being amortized over approximately four years.

In April 2000, the Company acquired 21st Century Telecom Group, Inc. in Chicago, IL. The Company purchased 21st Century for approximately $294,500 in cash and shares of Common Stock with a fair value at the time of issuance of approximately $211,000. Additionally, the purchase price includes approximately $2,500 representing the fair value of 21st Century stock options, which were converted to the Company's stock options in connection with the acquisition. Goodwill of approximately $303,599 was recorded in connection with the acquisition of 21st Century.

Based on certain future contingencies in the original agreement, the Company issued additional stock in the amount of $7,229 during the year ended December 31, 2001. This amount contributed to the recognition of additional goodwill.

In 2001, the Company completed an assessment of the recoverability of its investment in each market based on the expected future net cash flows. This assessment indicated that certain assets from the

Chicago acquisitions were impaired. The company wrote off the balance of goodwill, which was approximately $81,433 (see Note 5).

In August 1999, the Company acquired Direct Network Access, Ltd. ("DNAI"). The Company acquired DNAI for approximately $3,450 in cash and shares of Common Stock with a fair value at the time of issuance of approximately $6,850. In 2001, the balance of $5,133 of goodwill was considered impaired and the company wrote down the asset (see Note 5).

In July 1999, the Company acquired Brainstorm Networks, Inc. in San Francisco, CA. ("Brainstorm"), that provides dedicated and DSL services. The Company purchased Brainstorm for approximately $2,900 in cash and shares of Common Stock with a fair value at the time of issuance of approximately $11,600. In 2001, the balance of $6,761 of goodwill was considered impaired and the Company wrote down the asset (see Note 5).

These acquisitions in 2000 and 1999 did not have a material pro-forma effect on the Company's financial position or results of operations.

## 5 *GOODWILL WRITE-DOWN AND SPECIAL CHARGES*

As a response to the changing economy and the limited available capital in our industry, the Company revised its strategic and fundamental plan by shifting focus from starting construction in new markets to completing additional construction activities in its existing markets. Concurrent with this change in strategy, the Company assessed the recoverability of its investment in each market which led to the recognition of an impairment to goodwill and the recording of special charges aggregating approximately $471,000. The non-recurring $471,000 charge comprises the impairment of identifiable intangible and goodwill assets in the amount of $256,000, the impairment of property and equipment in the amount of $114,000, charges to dispose of excess construction materials in the amount of $70,000 and estimated costs to exit excess facilities in the amount of $31,000.

To determine the impairment of tangible and intangible assets, including goodwill, the Company assessed the recoverability of its investment in each market based on expected undiscounted future net cash flows. This assessment indicated that certain assets acquired in business combinations, primarily with respect to the Chicago acquisitions and certain Internet operations, were impaired. Accordingly, based on discounted future net cash flows, the Company wrote-down approximately $256,000 of goodwill and other intangible assets and $39,000 of property and equipment. Another $75,000 of property and equipment was written-down as such assets were located in abandoned markets primarily located in Portland, Seattle and Northern New Jersey.

Construction material levels were assessed based on the build-out requirements of our revised plan. The assessment process resulted in the identification of excess construction material that cannot be used for alternative use and which is either to be returned to vendors, or resold to a secondary market. A charge in the amount of $70,000 was recognized to write-down excess construction materials to their net realizable value.

Costs to exit excess facilities in the amount of $31,000 was determined by performing a detailed review of facility requirements against lease obligations in an effort to identify excess space. The Company is in the process of consolidating space and exiting or subleasing excess facilities. Exit costs were determined based on existing contractual terms reduced by estimates of sublease income at prevailing market rates. Of the $31,000 accrued, $7,600 was paid as of December 31, 2001.

Additionally, franchise costs in the amount of approximately $15,700 were accrued primarily representing costs related to the Company's decision to stop or delay construction in certain markets and are included in operating, selling, and general and administrative expenses. Additional franchise costs of $500 were paid as of December 31, 2001. Costs related to workforce reductions of approximately $7,700 have been paid and are also included in operating, selling and general and administrative expenses.

## 6 LAND SALE

During the year ended December 31, 2001, the Company completed the sale of one of its New Jersey rear properties for approximately $40,000 resulting in a gain of approximately $9,500. The property sits on 134 acres and is zoned for 1,520,000 square feet of office space. Pursuant to the sale of the land, the Company entered into a 99-year ground lease on the property which gave the Company the right to develop 402,904 square feet of office space. Subsequent to the Company entering into the ground lease and prior to the year ending December 31, 2001, the Company sold the development rights for approximately $14,000, resulting in a gain of approximately $3,500. The gains are included in the other income/expense line item.

## 7 FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated carrying fair value of the Company's financial instruments at December 31, 2001 and 2000 are as follows:

| | 2001 | | 2000 | |
|---|---|---|---|---|
| **Financial Assets:** | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| Cash and Temporary Cash Investments | **$ 476,220** | **$ 476,220** | $ 356,377 | $ 356,377 |
| Short-Term Investments | **$ 362,271** | **$ 362,271** | $ 1,372,015 | $ 1,372,015 |
| Restricted Short-Term Investments | **$ 23,676** | **$ 23,676** | $ — | $ — |
| **Financial Liabilities:** | | | | |
| Fixed Rate Long-Term Debt: | | | | |
| Senior Notes 10.125% | **$ 231,735** | **$ 88,060** | $ 375,000 | $ 225,000 |
| Senior Notes 10% | **$ 161,116** | **$ 61,224** | $ 225,000 | $ 137,250 |
| Senior Discount Notes 11.125% | **$ 316,351** | **$ 91,742** | $ 495,248 | $ 240,418 |
| Senior Discount Notes 9.8% | **$ 293,074** | **$ 84,991** | $ 462,818 | $ 204,120 |
| Senior Discount Notes 11.0% | **$ 123,499** | **$ 35,815** | $ 196,447 | $ 102,702 |
| Floating Rate Long-Term Debt: | | | | |
| Term Loan B (Note 13) | **$ 500,000** | **$ 350,000** | $ 500,000 | $ 450,000 |
| Term Loan A (Note 13) | **$ 250,000** | **$ 175,000** | $ — | $ — |
| Unrecognized Financial Instruments: | | | | |
| Letters of Credit | **$ 38,676** | **$ 38,676** | $ 15,006 | $ 15,006 |

## 8 SHORT-TERM INVESTMENTS

Short-term investments, stated at market, include the following at December 31, 2001 and 2000:

| | 2001 | 2000 |
|---|---|---|
| Federal Agency Notes | **$ 74,895** | $ 320,326 |
| Commercial Paper | **844** | 31,380 |
| Corporate Debt Securities | **106,326** | 467,968 |
| Certificates of Deposit | **9,000** | 131,785 |
| U.S. Treasury Notes | **65,394** | 137,078 |
| Asset-Backed Securities | **105,812** | 283,478 |
| **Total** | **$ 362,271** | $ 1,372,015 |

At December 31, 2001, short-term investments with a market value of $154,069 have contractual maturities of one to five years. All remaining short-term investments have contractual maturities less than one year.

## 9 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following at December 31, 2001 and 2000:

| | 2001 | 2000 |
|---|---|---|
| Telecommunications Plant | **$ 1,887,845** | $ 1,350,998 |
| Computer Equipment | **203,894** | 191,075 |
| Buildings, Leasehold Improvements and Land | **205,399** | 88,320 |
| Furniture, Fixtures and Vehicles | **149,224** | 113,102 |
| Construction Materials | **130,294** | 188,859 |
| Construction in Process | **383,964** | 735,914 |
| Other | **3,332** | 8,350 |
| Total Property, Plant and Equipment | **2,963,952** | 2,676,618 |
| Less Accumulated Depreciation | **(643,754)** | (420,659) |
| **Property, Plant and Equipment, Net** | **$ 2,320,198** | $ 2,255,959 |

Depreciation expense was $250,044, $171,142 and $80,894 for the years ended December 31, 2001, 2000 and 1999, respectively. During the year 2001, the Company completed an assessment of excess construction materials and property and equipment in abandoned markets. The company wrote off approximately $184,000 in excess construction materials and property and equipment(see Note 5).

## 10 INVESTMENTS AND JOINT VENTURES

Investments at December 31, 2001 and 2000 are as follows:

| | 2001 | 2000 |
|---|---|---|
| Starpower Communications, LLC | **$ 144,047** | $ 119,149 |
| Megacable | **82,975** | 83,205 |
| JuniorNet Corporation | **—** | — |
| Other | **2,272** | 2,592 |
| **Total Investments** | **$ 229,294** | $ 204,946 |

At December 31, 2001 and 2000, the Company has a 50% interest in Starpower, a 48.96% interest in Megacable and a 47.5% interest in JuniorNet at December 31, 2000. The Company accounts for these investments on the equity method.

**a. RCN-BECOCOM**

RCN is party to the RCN-Becocom joint venture with NSTAR Communications, Inc. ("NSTAR Communications"), a subsidiary of NSTAR, regarding construction of our broadband network and operation of our telecommunications business in the Boston metropolitan area. NSTAR is a holding company that, through its subsidiaries, provides regulated electric and gas utility services in the Boston area. Pursuant to the joint venture agreements, both parties have agreed to make capital contributions in accordance with their respective membership interests. In addition, RCN has access to and use of NSTAR's large broadband network, rights-of-way and construction expertise. Pursuant to an exchange agreement between NSTAR Communications and RCN, NSTAR Securities has the right, from time to time, to convert portions of its ownership interest in RCN-Becocom into shares of the Company's Common Stock, based on an appraised value of such interest. Shares issued upon such exchanges are issued to NSTAR Securities. Through December 31, 2001, NSTAR Securities has exchanged portions of its interest for a total of 4,097,193 shares of RCN Common Stock. Following such exchanges, NSTAR Securities retains a 17.83% sharing ratio in the joint venture, and the right to invest as if it owned a 36.53% interest. Such investment percentage will decrease to the extent NSTAR Securities disposes of any such RCN Common Stock. In April 2000, NSTAR Securities gave notice of its intent to convert its remaining ownership interest into shares of the Company's Common Stock. In October 2000, the Company and NSTAR Communications reached an agreement in principle regarding settlement of the final valuation of that exchange and to amend certain other agreements governing the RCN-Becocom, LLC joint venture (the "Joint Venture"). If the transaction is consummated pursuant to the agreement in principle, NSTAR Securities would receive 7.5 million shares of the Company's Common Stock in exchange for its remaining membership interest in the Joint Venture, representing $152 million invested by NSTAR Communications at the time of the agreement. NSTAR Communications would be permitted to invest up to $100 million in 2 security, which would carry a cash coupon rate of 1.84% per month, guaranteed by the Company. Such coupon would include amortization of principal, which would be fully amortized over a fifteen-year term (callable after eight years, subject to certain make-whole requirements). NSTAR Communications, at its election, may choose to designate the amounts it contributes under future capital calls as either common equity or the new security in the Joint Venture. Future investments by NSTAR Communications would not be convertible into Company stock. The parties have been continuing to discuss this agreement in principle and no assurance can be given that it will be consummated on the terms described above. RCN-Becocom is consolidated in our financial statements. NSTAR's portion of the operating loss in RCN-Becocom is reported on the line item minority interest in loss of consolidated entities in the Consolidated Statement of Operations. If NSTAR does not exercise the right to invest additional capital in RCN-Becocom, once their capital is utilized, the Company may be required to recognize 100% of the losses.

**b. Starpower**

The Company is party to a joint venture with Pepco Communications, Inc. ("Pepco"), a subsidiary of Potomac Electric Power Company ("Potomac"), regarding construction of our broadband network and operation of our telecommunications business in the Washington D.C., metropolitan area, including parts of Virginia and Maryland, under the brand name "Starpower." Through its subsidiaries, Potomac is engaged in regulated utility operations and in diversified competitive energy and telecommunications businesses. Each of the Company and Pepco owns a 50% membership interest in Starpower. The Company provides certain services to the joint venture pursuant to support services and internet service agreements. Pursuant to the joint venture agreements, both parties have agreed to make capital contributions in accordance with their respective membership interests. In addition, Starpower has access to and use of Potomac's large broadband network, rights–of-way and construction expertise. Starpower's losses are reflected in our financial statements under the equity method of accounting and are reported on the line item Equity in Loss of Unconsolidated Entities.

The Company recorded its proportionate share of losses in Starpower of $25,602, $20,208 and $12,200 in 2001, 2000 and 1999, respectively.

Summary financial information for Starpower for the years ended December 31, 2001, 2000 and 1999 is presented in the following table (in millions). The amounts shown represent Starpower's operating results and financial position based on generally accepted accounting principles:

| | As of December 31, 2001 | 2000 | 1999 |
|---|---|---|---|
| Current Assets | **$ 30.8** | $ 68.7 | $ 32.4 |
| Non-Current Assets | **$ 323.7** | $ 279.5 | $ 147.8 |
| Current Liabilites | **$ 65.6** | $ 108.0 | $ 61.5 |
| Non-Current Liabilities | **$ 0.8** | $ 1.9 | $ 4.5 |
| Members' Equity | **$ 288.1** | $ 238.3 | $ 114.4 |
| | For the Years Ended December 31, 2001 | 2000 | 1999 |
| Sales | **$ 82.2** | $ 73.5 | $ 60.4 |
| Gross Profit | **$ 54.5** | $ 51.3 | $ 44.3 |
| Net Loss | **$ (51.2)** | $ (40.4) | $ (24.4) |

**c. Megacable**

The Company has an investment in Megacable, a Cable TV provider in Mexico. The basis of the Company's investment in Megacable exceeded its underlying equity in the net assets of Megacable by approximately $94,000. The amortization of the excess over the underlying equity in the net assets is done on a straight-line basis over a 15-year period. At December 31, 2001, the unamortized excess over the underlying equity in the net assets was $59,268.

As of July 31, 1999, the Company executed on a pledge of an 8.96% equity interest in Megacable made by Mazon Corporativo, S.A. de. C.v. ("Mazon") to collateralize Mazon's indebtedness to the Company, which had a book value of $18,373. As a result, the indebtedness was canceled, and the Company's underlying equity in the net assets of Megacable was increased by approximately $7,000. The Company recorded its proportionate share of gains (losses) and amortization of excess cost over net assets of $1,282, $1,695 and ($1,763) in 2001, 2000 and 1999, respectively.

**d. JuniorNet**

In 1999, the Company acquired a 47.5% stake in JuniorNet for approximately $47,000 in cash. Concurrent with that transaction, JuniorNet purchased the Company's Lancit Media subsidiary for approximately $25,000 in cash. In 2000, the Company wrote down $24,418 which represented the Company's full investment in JuniorNet. During 2001, the Company made secured loans to JuniorNet. Subsequently, in 2001, the assets of JuniorNet were foreclosed upon by the secured creditor group, including the Company. The secured creditor group sold the online assets and intellectual property to J2 Interactive, LLC ("J2") in Charlestown, MA for cash proceeds that basically covered the transaction cost and 30.6% of J2's initial equity. The Company owns 23.5% of the equity in J2. Additionally, in the foreclosure of JuniorNet's assets by the secured creditor group, the Company received 100% of the assets of the former JuniorNet's wholly-owned subsidiary, Lancit. Those assets were used to start the Company's wholly-owned subsidiary, RCN Entertainment. The liabilities assumed by RCN Entertainment related to the JuniorNet foreclosure, which exceeded the assets, resulted in an expense of $606, which is in the line item Other Income/(Expense). RCN Entertainment produces children's/family programming. The Company recorded its proportionate share of income in JuniorNet and J2 Interactive of $7,134 in 2001 and its proportionate share of losses in JuniorNet of $15,985 and $19,997 in 2000 and 1999, respectively.

## 11 *INTANGIBLE ASSETS*

Intangible assets consist of the following at December 31, 2001 and 2000:

| | 2001 | 2000 |
|---|---|---|
| Franchises and Subscriber Lists | **$ 66,561** | $ 91,310 |
| Acquired Current Products/Technologies | **—** | 72,629 |
| Non-Compete Agreements | **100** | 12,470 |
| Goodwill | **96,939** | 463,187 |
| Building Access Rights | **98** | 15,295 |
| Other Intangible Assets | **1,196** | 9,705 |
| Total Intangible Assets | **164,894** | 664,596 |
| Less Accumulated Amortization | **(116,484)** | (274,924) |
| **Intangible Assets, Net** | **$ 48,410** | $ 389,672 |

Amortization expense charged to operations in 2001, 2000 and 1999 was $71,481, $114,506 and $64,113, respectively. The decrease in intangible assets during the year ended December 31, 2001 is the result of the Company's assessment of the recoverability of its investment in each market based on the expected future net cash flows. For the year ending December 31, 2001, impairments of identifiable intangible goodwill assets from prior acquisitions of approximately $257,000 was written off (see Note 5).

## 12 DEFERRED CHARGES

Deferred charges consist of the following at December 31, 2001 and 2000:

| | 2001 | 2000 |
|---|---|---|
| Debt Issuance Costs, Net | **$ 37,990** | $ 54,772 |
| Other | **11,065** | 15,872 |
| **Total** | **$ 49,055** | $ 70,644 |

## 13 DEBT

During the year, the Company completed several debt tender offers to purchase certain of its Senior and Senior Discount Notes. The Company retired approximately $816,000 in face amount of debt with a book value of $745,883. The Company recognized an extraordinary gain of approximately $484,011 from the early retirement of debt in which approximately $231,938 in cash was paid and 1,988,966 shares of Common Stock with a value of $5,850 were issued. In addition, the Company incurred fees of $14,428 and wrote-off debt issuance costs of $9,656.

Long-term debt outstanding at December 31, 2001 and 2000 is as follows:

| | 2001 | 2000 |
|---|---|---|
| Term Loans | **$ 750,000** | $ 500,000 |
| Senior Notes 10% due 2007 | **161,116** | 225,000 |
| Senior Discount Notes 11.125% due 2007 | **316,351** | 495,248 |
| Senior Discount Notes 9.8% due 2008 | **293,074** | 462,818 |
| Senior Discount Notes 11% due 2008 | **123,499** | 196,447 |
| Senior Notes 10.125% due 2010 | **231,735** | 375,000 |
| Capital Leases | **20,373** | 3,199 |
| Total | **1,896,148** | 2,257,712 |
| Due within one year | **22,532** | 355 |
| **Total Long-Term Debt** | **$ 1,873,616** | $ 2,257,357 |

In June 1999, the Company and certain of its subsidiaries together, (the "Borrowers") entered into a $1,000,000 Senior Secured Credit Facility (the "Credit Facility"). The collateralized facilities are comprised of a $250,000 seven-year revolving Credit Facility (the "Revolver"), a $250,000 seven-year multi-draw term loan facility (the "Term Loan A") and a $500,000 eight-year term loan facility (the "Term Loan B"). All three facilities are governed by a single credit agreement (as amended, the "Credit Agreement").

The Company has entered into an Amendment to the Credit Agreement dated March 25, 2002 (the "Amendment"). This Amendment amends certain financial covenants and certain other negative covenants to reflect the Company's current business plan and amends certain other terms of the Credit Agreement, including increases to the margins and commitment fee payable thereunder. In connection with the Amendment, the Company has agreed to pay to certain lenders an aggregate fee of approximately $12,900, to repay $187,500 of outstanding term loans under the Credit Facility and to permanently reduce the amount available under the revolving loan from $250,000 to $187,500. The

Company has also agreed that it may not draw down additional amounts under the revolving loan until the later of the date on which the Company delivers to the lenders financial statements for the period ending March 31, 2004, and the date on which the Company delivers to the lenders a certificate with calculations demonstrating that the Company's EBITDA was at least $60,000 in the aggregate for the two most recent consecutive fiscal quarters. In connection with the Amendment, each of the lenders party thereto also agreed to waive any default or event of default under the Credit Agreement that may have occurred prior to the date of the Amendment. The Company also entered into three previous amendments to the credit agreement, as described below.

Also in June 1999, the Company prepaid its previous eight-year term Credit Facility in the amount of $100,000 with the proceeds of the Credit Facility. The early extinguishment of the previous term Credit Facility prompted the write-off of the applicable unamortized debt issuance cost resulting in an extraordinary item of approximately $424.

At December 31, 2001 there were no outstanding loans under the Revolver. In addition to being used to fund working capital needs, general corporate purposes and to finance telecommunications assets, the Revolver can also be utilized for letters of credit up to a maximum of $15,000. As of December 31, 2001 there were $15,000 in letters of credit outstanding under the Revolver.

During 2001, the Company drew down the $250,000 of the Term Loan A which is still outstanding as of December 31, 2001. Amortization of the Term Loan A starts on September 3, 2002 and will be repaid in quarterly installments based on percentage increments of the Term Loan A that start at 3.75% per quarter on September 3, 2002 and increase in steps to a maximum of 10% per quarter on September 3, 2005 through to maturity at June 3, 2006.

As of December 31, 2001 and 2000, $500,000 of the Term Loan B was outstanding. Amortization of the Term Loan B starts on September 3, 2002 with quarterly installments of $1,000 per quarter until September 3, 2006 when the quarterly installments increase to $121,000 per quarter through to maturity at June 3, 2007.

As adjusted by the Amendment, the interest rate on the Credit Facility is, at the election of the Borrowers, based on either a LIBOR or an alternate base rate option. For the Revolver or Term Loan A borrowing, the interest rate will be LIBOR plus a spread of up to 350 basis points or the base rate plus a spread of 250 basis points, depending upon whether the Company's earnings before interest, income taxes, depreciation and amortization ("EBITDA") has become positive and thereafter upon the ratio of debt to EBITDA. In the case of the Revolver, the Company will pay a fee of 150 basis points on the unused commitment accrued. For all Term Loan B borrowings the interest includes a spread that is fixed at 400 basis points over the LIBOR or 300 basis points over the alternate base rate. In addition, the LIBOR rate is subject to a 3.00% per annum minimum.

The Credit Agreement contains covenants customary for facilities of this nature, including financial covenants and covenants limiting debt, liens, investments, consolidation, mergers, acquisitions, asset sales, sale and leaseback transactions, payments of dividends and other distributions, making of capital expenditures and transactions with affiliates. The Borrowers must apply 50% of excess cash flow for each fiscal year commencing with the fiscal year ending on December 31, 2003 and certain cash proceeds realized from certain asset sales, certain payments under insurance policies and certain incurrences of additional debt to repay the Credit Facility.

The Credit Facility is collateralized by substantially all of the assets of the Company and its subsidiaries.

The 10% Senior Notes were issued under an indenture dated October 17, 1997 (the "10% Indenture"). The 10% Senior Notes are general senior obligations of the Company which mature on October 15, 2007. Interest on the 10% Senior Notes is payable in cash semi-annually in arrears on each April 15 and October 15.

The 10% Senior Notes are redeemable, in whole or in part, at any time on or after October 15, 2002 at the option of the Company. The 10% Senior Notes have redemption prices starting at 105% of the principal amount and declining to 100% of the principal amount, plus any accrued interest.

The 11.125% Senior Discount Notes were issued under an indenture dated October 17, 1997 (the "11.125% Indenture"). The 11.125% Senior Discount Notes are general senior obligations of the Company, limited to $601,045 aggregate principal amount at maturity and will mature on October 15, 2007.The 11.125% Senior Discount Notes were issued at a discount to yield gross proceeds of $350,000. The 11.125% Senior Discount Notes will not bear cash interest prior to October 15, 2002.

The 11.125% Senior Discount Notes are redeemable, in whole or in part, at any time on or after October 15, 2002 at the option of the Company. The 11.125% Senior Discount Notes have redemption prices starting at 105.562% of the principal amount at maturity and declining to 100% of the principal amount at maturity, plus any accrued interest.

The 9.8% Senior Discount Notes (the "9.8% Indenture") are general senior obligations of the Company, limited to $567,000 aggregate principal amount at maturity and will mature on February 15, 2008. The 9.8% Senior Discount Notes were issued in February 1998 at a discount to yield gross proceeds of $350,587. The 9.8% Senior Discount Notes will not bear cash interest prior to February 15, 2003.

The 9.8% Senior Discount Notes are redeemable, in whole or in part, at any time on or after February 15, 2003 at the option of the Company. The 9.8% Senior Discount Notes have redemption prices starting at 104.9% of the principal amount at maturity and declining to 100% of the principal amount at maturity, plus any accrued interest.

The 11% Senior Discount Notes (the "11% Indenture") are general senior obligations of the Company, limited to $256,755 aggregate principal amount at maturity and will mature on July 1, 2008. The 11% Senior Discount Notes were issued in June 1998 at a discount to yield gross proceeds of $150,000. The 11% Senior Discount Notes will not bear cash interest prior to January 1, 2003.

The 11% Senior Discount Notes are redeemable, in whole or in part, at any time on or after July 1, 2003. The 11% Senior Discount Notes have redemption prices starting at 105.5% of the principal amount at maturity and declining to 100% of the principal amount at maturity, plus any accrued interest.

In December 1999, the Company completed an offering of 10.125% Senior Notes with an aggregate principal amount of $375,000 due 2010 (the "10.125% Indenture").

The 10.125% Senior Notes are general senior obligations of the Company which mature in January 2009. Interest on the 10.125% Senior Notes is payable in cash semi-annually in arrears on each July 15 and January 15, commencing July 15, 2000.

The 10.125% Senior Notes are redeemable, in whole or in part, at any time on or after January 15, 2005 at the option of the Company and have redemption prices starting at 105% of the principal amount and declining to 100% of the principal amount, plus any accrued interest.

The 9.8% Senior Discount Notes, the 11% Senior Discount Notes, the 10% Senior Notes, the 10.125% Senior Notes and the 11.125% Senior Discount Notes contain certain covenants that, among other things, limit the ability of the Company and its subsidiaries to incur indebtedness, pay dividends, prepay subordinated indebtedness, repurchase capital stock, engage in transactions with stockholders and affiliates, create liens, sell assets and engage in mergers and consolidations. At December 31, 2001 the Company was restricted from making any dividend payments under the terms of the Indentures.

Contractual maturities of long-term debt over the next 5 years are as follows:

| YEAR ENDING DECEMBER 31, | AGGREGATE AMOUNTS |
|---|---|
| 2002 | $ 22,532 |
| 2003 | $ 50,453 |
| 2004 | $ 61,583 |
| 2005 | $ 86,175 |
| 2006 | $ 294,968 |

In July 1999, the Company entered into $250,000 of two-year interest rate protection agreements with various counterparties. These agreements convert $250,000 of the Company's floating rate debt under the Chase Facility to a fixed rate of approximately 6.08%. For the years ended December 31, 2001, 2000 and 1999, the Company's reported interest expense was approximately $1,364 higher in 2001, ($1,032) lower in 2000 and $432 higher in 1999 due to these agreements.

## 14 INCOME TAXES

The benefit for income taxes is reflected in the Consolidated Statements of Operations as follows:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Current: | | | |
| Federal | $ — | $ (14) | $ — |
| State | 1,237 | 73 | 659 |
| **Total Current** | $ 1,237 | $ 59 | $ 659 |
| Deferred: | | | |
| Federal | $ (4,480) | $ (3,282) | $ (3,169) |
| State | (439) | (1,555) | (2,584) |
| **Total Deferred** | $ (4,919) | $ (4,837) | $ (5,753) |
| Benefit for Income Taxes: | | | |
| Before Extraordinary Item | $ (3,682) | $ (4,778) | $ (5,094) |
| **Total Benefit for Income Taxes** | $ (3,682) | $ (4,778) | $ (5,094) |

Temporary differences that give rise to a significant portion of deferred tax assets and liabilities at December 31, 2001 and 2000 are as follows:

| | 2001 | 2000 |
|---|---|---|
| Net Operating Loss Carryforwards | $ 675,990 | $ 563,355 |
| Employee Benefit Plans | 32,134 | 12,747 |
| Reserve for Bad Debt | 6,227 | 2,860 |
| Start-up Costs | 3,413 | 3,468 |
| Stock-Based Compensation | 20,194 | 11,916 |
| Investment in Unconsolidated Entity | (19) | 36,824 |
| Accruals for Nonrecurring Charges and Contract Settlements | 9,986 | 439 |
| Deferred Revenue | 482 | 1,348 |
| Intangibles | 16,330 | 9,390 |
| Other, Net | 6,436 | 8,456 |
| Total Deferred Tax Assets | $ 771,173 | $ 650,803 |
| Property, Plant and Equipment | $ 2,347 | $ (63,840) |
| Total Deferred Assets/(Liabilities) | $ 2,347 | $ (63,840) |
| Subtotal | $ 773,520 | $ 586,963 |
| Valuation Allowance | (773,864) | (587,645) |
| **Total Deferred Taxes** | $ (344) | $ (682) |

In the opinion of management, the Company is not certain of the realization of all of its deferred tax assets. Thus, a valuation allowance has been provided against the net federal deferred tax asset. A valuation allowance has also been provided, as in past years, against the state net operating losses, which, in the opinion of management, are also uncertain as to their realization.

The net change in the valuation allowance for deferred tax assets during 2001 was an increase of $186,219.

At December 31, 2001, the Company has net operating losses which will expire as follows:

| | *Federal* | *State* |
|---|---|---|
| 2007-2012 | $ 26,261 | $ 1,233,293 |
| 2017-2021 | 1,547,533 | 589,693 |
| **Total** | $ 1,573,794 | $ 1,822,986 |

The company expects these operating losses to be available in the future to reduce its federal and state income tax liability. However, certain changes in stock ownership of the Company as defined under Section 382 of the Internal Revenue Code of 1986, as amended, can result in limitations on the amount of net operating loss carryovers that can be utilized each year for federal income tax purposes and under state tax laws. Consequently, utilization of the above net operating losses will be limited. To the extent that net operating losses, when realized, relate to stock option deductions, the resulting benefits will be credited to stockholders' equity.

The benefit for income taxes is different from the amounts computed by applying the U.S. statutory federal tax rate of 35%. The differences are as follows:

| *For the Years Ended December 31,* | *2001* | *2000* | *1999* |
|---|---|---|---|
| Loss Before Benefit From Income Taxes | **$ (688,471)** | $ (773,492) | $ (359,699) |
| Federal Income Tax Benefit at Statutory Rate | **$ (240,965)** | $ (270,722) | $ (125,895) |
| State Income Taxes, Net of Federal Income Tax Benefit | **519** | (963) | (1,042) |
| Federal Valuation Allowance | **126,010** | 255,201 | 115,382 |
| Amortization of Goodwill | **118,500** | 13,039 | 8,610 |
| Estimated Nondeductible Expenses | **(3,000)** | (3,000) | (3,000) |
| Adjustment to Prior Year Accrual | **(3,398)** | 383 | 132 |
| Other, Net | **(1,348)** | 1,284 | 719 |
| **Total Benefit for Income Taxes** | **$ (3,682)** | $ (4,778) | $ (5,094) |

## 15 *STOCKHOLDERS' EQUITY AND STOCK PLANS*

The Company has authorized 300,000,000 shares of $1 par value Common Stock and 400,000,000 shares of $1 par value Class B nonvoting Common Stock. The Company also has authorized 25,000,000 shares of $1 par value preferred stock. At December 31, 2001, 99,841,256 shares of Common Stock are issued and 99,327,641 shares of Common Stock are outstanding. At December 31, 2000, 87,104,229 shares of Common Stock were issued and 86,539,600 shares of Common Stock were outstanding.

In December 2001, the Company adopted a stockholder rights plan. Under the plan, each stockholder of record on December 17, 2001 will receive a distribution of one Right for each share of Common Stock of the Company. The Rights will become exercisable only if a person acquires, or announces a tender offer that would result in ownership of 15% or more of the Company's Voting Common Stock. The Company may redeem the Rights for $0.001 per Right, subject to adjustment, at any time before the acquisition by a person or group of 15% or more of the Company's ordinary shares. The Rights will expire on December 5, 2011.

**Option Exchange Program** > During the quarter ended December 31, 2001, the Company completed a stock option exchange offer. Under the offer, all options with a strike price below $16.00 were eligible to be exchanged in the ratio of 3 new options for 4 old options and options with a strike price of $16.00 and above were eligible to be exchanged in the ratio of 1 new option for 2 old options. Approximately 6,150,000 new stock options were issued as a result of the exchange program and approximately 9,750,000 stock options were cancelled. Approximately 1,622,000 new Outperform Stock Options ("OSO's") were issued as a result of the exchange program and approximately 3,163,000 OSO's were cancelled. The strike price of the new options is $1.95 and the new stock options will vest monthly at a rate of 1/36 each month over a three-year period and the term of the new options will be five years. The OSO's will vest monthly at a rate of 1/60 each month over a five-year period and the term of the new OSO's will be ten years. Although the options were exchanged, generally accepted accounting principles requires additional non-cash stock-based compensation be recorded as a result of the program.

Non-cash stock-based compensation was recognized in connection with the following plans in the following amounts during the years ended:

| | *2001* | *2000* |
|---|---|---|
| Incentive Stock Options (pre-exchange) | **$ 14,459** | $ 10,308 |
| Incentive Stock Options (post-exchange) | **1,216** | — |
| Outperform Stock Options (pre-exchange) | **25,254** | 17,910 |
| Outperform Stock Options (post-exchange) | **1,265** | — |
| Restricted Stock | **19,551** | 12,052 |
| Executive Stock Purchase Plan | **1,210** | 967 |
| | **$ 62,955** | $ 41,237 |

**Incentive Stock Options** > The 1997 RCN Corporation Stock Option Plan ("the 1997 Plan") contemplates the issuance of incentive stock options, as well as stock options that are not designated as incentive stock options, performance-based stock options, stock appreciation rights, performance share units, restricted stock, phantom stock units and other stock-based awards (collectively, "Awards"). Up to 30,000,000 shares of Common Stock, plus 3,040,100 shares of Common Stock issuable in connection with the Distribution related option adjustments, may be issued pursuant to Awards granted under the 1997 Plan.

Unless earlier terminated by the Company Board, the 1997 Plan will expire on the tenth anniversary of the Distribution.

As a result of the option exchange program, approximately 6,150,000 new Incentive Stock Options ("ISO's") were granted and approximately 9,750,000 pre-existing stock options were cancelled. The fair value of the options as a result of the exchange under SFAS No. 123 was $10,115. For the year ended December 31, 2001 the Company recognized non-cash stock-based compensation expense of $1,216 related to the exchange program for the ISO's. Under SFAS No. 123, the unamortized non-cash stock-based compensation costs related to the cancelled options is recognized based on the service period associated with the new terms of the new options.

Excluding the options granted as a result of the option exchange program, the Company granted approximately 2,019,000 and approximately 5,322,000 ISO's to employees during the years ended December 31, 2001 and 2000 with a fair value under SFAS No. 123 of $3,773 and $27,845, respectively. The fair value recognized during the year ended December 31, 2001 under SFAS No. 123 for the ISO's granted to employees for services performed prior to December 31, 2001 was approximately $14,459, as compared to $10,308 for the year ended December 31, 2000.

Under the option exchange program , all options granted prior to January 1, 2000, and prior to the adoption of SFAS No. 123, were also eligible to be exchanged. In accordance with SFAS No. 123, the eligibility of the options to be exchanged that previously were accounted for under Accounting Principles Board Opinion No. 25 - "Accounting for Stock Issued to Employees" ("APB No. 25") automatically changes the accounting for the compensatory options to fall under SFAS No. 123. As a result, the fair value of the options under APB No. 25 that were not exchanged as part of the program were expensed in the period in which the exchange took place. The total non-cash stock-based compensation expense related to the non-exchanged APB No. 25 options for the year ended December 31, 2001 was $341 and is included in the $14,459 amount mentioned above.

As of December 31, 2001, the Company had not reflected $22,286 of unamortized compensation expense in its financial statements for options granted.

The fair value for these options was estimated at the date of grant using a Black Scholes option pricing model with weighted average assumptions for dividend yield of 0% for 2001, 2000 and 1999; expected volatility of 97.5% for 2001, 86.4% for 2000, and 59.9% for 1999; risk-free interest rate of 3.93%, 5.06% and 5.62% for 2001, 2000 and 1999, respectively; and expected lives of 3 years for 2001, 2000 and 1999.

The weighted-average fair value of options granted during 2001, 2000 and 1999 was $1.76, $15.20 and $18.48, respectively.

Information relating to Incentive stock options and Non-qualified stock options are as follows:

| | Number of Shares | Weighted average Exercise Price |
|---|---|---|
| **Outstanding December 31, 1998** | **8,852,142** | $ 12.96 |
| Granted | **3,393,071** | 41.63 |
| Exercised | **1,507,119** | 23.72 |
| Canceled | **1,153,222** | 8.26 |
| **Outstanding December 31, 1999** | **9,584,872** | 22.34 |
| Granted | **5,322,034** | 23.09 |
| Exercised | **567,034** | 11.66 |
| Canceled | **1,354,762** | 28.94 |
| **Outstanding December 31, 2000** | **12,985,110** | 22.40 |
| Granted | **8,168,950** | 2.93 |
| Exercised | **37,893** | 3.59 |
| Canceled | **12,630,309** | 21.08 |
| **Outstanding December 31, 2001** | **8,485,858** | 5.21 |
| **Shares Exercisable December 31, 2001** | **1,929,786** | $ 12.50 |

The following table summarizes stock options outstanding and exercisable at December 31, 2001:

| | Stock Options Outstanding | | | Stock Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Shares | Weighted Average Remaining Contractual Life | Weighted Average Exercise Prices | Shares | Weighted Average Exercise Price |
| .40 - 2.01 | 6,076,915 | 4.9 | $ 1.95 | 337,763 | $ 1.95 |
| 2.02 - 15.36 | 1,717,083 | 3.9 | $ 6.23 | 1,114,723 | $ 6.95 |
| 15.37 - 30.74 | 437,120 | 3.7 | $ 23.65 | 269,673 | $ 23.86 |
| 30.75 - 44.99 | 133,952 | 2.7 | $ 41.63 | 94,939 | $ 41.71 |
| 45.00 - 60.11 | 114,454 | 2.5 | $ 46.74 | 109,687 | $ 46.69 |
| 60.12 - 70.50 | 6,334 | 3.1 | $ 65.69 | 3,001 | $ 65.49 |
| Total | 8,485,858 | 4.5 | | 1,929,786 | |

**Outperform Stock Option Plan >** In June 2000, the Company adopted an OSO program pursuant to the Company's 1997 Equity Incentive Plan. The OSO program was designed so that the Company's stockholders would receive a market return on their investment before OSO holders receive any return on their options. The Company believes that the OSO program aligns directly management's and stockholders' interests by basing the ultimate stock option value on the Company's ability to outperform the market in general, as measured by the Standard & Poor's ("S&P") 500 Index (over the term of the option). Participants in the OSO program do not realize any value from awards unless the Common Stock price outperforms the S&P 500 Index. When the stock price gain is greater than the corresponding gain on the S&P 500 Index, the value received for awards under the OSO program is based on a formula involving a multiplier related to the level by which the Common Stock outperforms the S&P 500 Index. To the extent that the Company's Common Stock outperforms the S&P 500 Index, the value of the OSO's to a holder may exceed the value of other stock options.

OSO grants are made to participants employed on the date of the grant. Each award vests in equal installments over five years and has a ten-year life.

As a result of the option exchange program, approximately 1,622,000 new OSO's were granted and approximately 3,163,000 pre-existing stock options were cancelled. The fair value of the options as a result of the exchange under SFAS No. 123 was $16,614. For the year ended December 31, 2001 the Company recognized non-cash stock-based compensation expense of $1,265 related to the exchange program for the OSO's. Under SFAS No. 123, the unamortized non-cash stock-based compensation costs related to the cancelled options is recognized based on the service period associated with the new terms of the new options.

Excluding the options granted as a result of the option exchange program, the Company granted approximately 587,000 and 3,000,000 OSO's to employees during the years ended December 31, 2001 and 2000 with a fair value recognized under SFAS No. 123 of $6,194 and $42,776, respectively. During the year ended December 31, 2001, the fair value recognized under SFAS No. 123 for the OSO's granted to employees, in addition to the exchange, for services performed prior to December 31, 2001 was approximately $25,254 as compared to $17,910 for the year ended December 31, 2000. As of December 31, 2001, the Company had not reflected $50,231 of unamortized compensation expense in its financial statements for options granted in 2001.

The fair value for these options was estimated at the date of grant using a Black Scholes option pricing model with weighted average assumptions for dividend yield of 0% for 2001 and 2000; expected volatility of 97.5% for 2001 and 86.4% for 2000; risk-free interest rate of 3.93% and 5.06% for 2001 and 2000 respectively; and expected lives of 5 years for 2001 and 2000.

Information relating to Outperform stock options is as follows:

| | Number of Shares | Weighted Average Exercise Price |
|---|---|---|
| **Outstanding December 31, 1999** | — | — |
| Granted | **3,000,000** | $ 38.12 |
| Exercised | — | — |
| Canceled | — | — |
| **Outstanding December 31, 2000** | **3,000,000** | 38.12 |
| Granted | **2,209,375** | 2.57 |
| Exercised | — | — |
| Canceled | **3,162,500** | 36.52 |
| **Outstanding December 31, 2001** | **2,046,875** | $ 2.23 |
| **Shares Exercisable December 31, 2001** | — | — |

The following table summarizes stock options outstanding and exercisable at December 31, 2001:

| | Stock Options Outstanding | | |
|---|---|---|---|
| Range of Exercise Prices | Shares | Weighted Average Remaining Contractual Life | Weighted Average Exercise Price |
| .40 - 2.01 | 1,621,875 | 9.9 | $ 1.95 |
| 2.02 - 15.36 | 425,000 | 9.3 | $ 3.32 |
| Total | 2,046,875 | 9.7 | $ 2.23 |

**Pro-Forma Disclosure** > Excluding the effects of the Option Exchange Program, no compensation expense related to employee stock options granted prior to January 1, 2000 was recorded in 2001, 2000 or 1999 as the option exercise prices were equal to fair market value on the date granted.

Pro-forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its stock options under the fair value method of SFAS No. 123 for periods prior to January 1, 2000. The fair value for these options was estimated at the date of grant using a Black Scholes option pricing model with weighted average assumptions for dividend yield of 0% for 1999 and 1998; expected volatility of 59.9% for 1999, and 78.9% for 1998; risk-free interest rate of 5.62% and 4.72% for 1999 and 1998, respectively; and expected lives of 3 years for 1999 and 5 years for 1998.

For purposes of pro-forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro-forma net earnings and earnings per share were as follows:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Net Loss - As Reported | **$ (836,452)** | $ (891,466) | $ (368,570) |
| Net Loss - Pro-Forma | **$ (861,912)** | $ (922,190) | $ (384,941) |
| Basic and Diluted Loss Per Share - As Reported | **$ (8.89)** | $ (10.59) | $ (5.12) |
| Basic and Diluted Loss Per Share - Pro-Forma | **$ (9.16)** | $ (10.96) | $ (5.34) |

**Restricted Stock** > In 2001 and 2000, the Company issued 2,275,779 and 570,257 shares of restricted stock with a fair value of $9,560 and $37,941, respectively. During the performance period the grantee may vote the shares, but the shares are subject to transfer restrictions and are all or partially forfeited if a grantee terminates employment with the Company. The restricted stock vests over three years, 1/3 after year two and the remaining 2/3 after year three. The restricted stock is considered issued and outstanding.

The Company recorded $19,551 and $12,052 of non-cash compensation expense for the years ended December 31, 2001 and December 31, 2000, respectively, relating to its restricted stock program.

As of December 31, 2001, the Company had unearned compensation costs of $15,898 which is being amortized to expense over the restriction period.

**Preferred Stock** > On April 7, 1999, Hicks, Muse, Tate & Furst, through Hicks Muse Fund IV purchased 250,000 shares of Series A Preferred Stock, par value $1 per share, for gross proceeds of $250,000. The Series A Preferred Stock is convertible into Common Stock at any time and is subject to a mandatory redemption on March 31, 2014 at $1.00 per share, plus accrued and unpaid dividends, but may be called by the Company after four years. The Series A Preferred Stock is cumulative and has an annual dividend rate of 7% payable quarterly in cash or additional shares of Series A Preferred Stock and has a conversion price of $39.00 per share. At December 31, 2001 the Company has paid cumulative dividends in the amount of $52,217 in the form of additional Series A Preferred Stock. At December 31, 2001 the number of common shares that would be issued upon conversion of the Series A Preferred Stock was 7,749,156. In connection with the investment, Hicks, Muse, Tate & Furst appointed Peter Brodsky to our Board of Directors. The investment is limited to a 15% vote, in most cases.

On February 28, 2000, Vulcan Ventures Incorporated ("Vulcan"), the investment organization of Paul G. Allen, made a $1.65 billion investment in the Company. The investment is in the form of mandatorily convertible cumulative preferred stock (the "Series B Preferred Stock"), which will be converted into Common Stock or Class B Stock no later than seven years after it is issued. The Company has the option of redeeming at any time after August 28, 2003. Vulcan has purchased 1,650,000 shares of the Series B Preferred Stock. The Series B Preferred Stock has a liquidation preference of $1,000 per share and is convertible at a price of $62 per share. All dividends will be paid in additional shares of Preferred Stock. At December 31, 2001 the Company has paid cumulative dividends in the amount of $224,645 in the form of additional shares of Series B Preferred Stock. At December 31, 2001 the number of shares that would be issued upon conversion of the Series B Preferred Stock was 30,236,212. In connection with the investment Vulcan appointed William D. Savoy, President of Vulcan and Edward S. Harris, Investment Analyst with Vulcan, to our Board of Directors. The Preferred Stock has a dividend rate of 7% per annum. The investment is limited to a 15% vote, in most cases.

In accordance with the Stock Purchase agreement between the Company and Vulcan, in the event of a change of control, Vulcan may, at its election (i) continue to hold the Preferred Stock, (ii) convert the Preferred Stock into Common Stock and receive, in addition, an amount of cash equal to the value on an as-converted basis of the additional Preferred Stock dividends it would have received on the Preferred Stock if it had remained outstanding through the Non-Call Period, or (iii) redeem the Preferred Stock (or, if the change of control occurs on or after February 15, 2003, 50% of the Preferred Stock) for a cash price equal to 110% of the value of the Preferred Stock on an as-converted basis, provided that if the change of control occurs after the end of the Non-Call Period, the redemption price will be 100% of the liquidation preference.

**Equity Offerings** > On June 28, 2001, Red Basin, LLC, an entity formed by Walter Scott, Jr. together with certain family members and trusts, purchased $50 million worth of Common Stock and warrants of the Company. Under the terms of the private placement, Red Basin purchased approximately 7,661,000 shares of Common Stock and warrants to acquire approximately 3,831,000 shares of Common Stock, for $50 million. The purchase price of the Common Stock and accompanying warrants is approximately $6.53 per share of Common Stock, which is based on the average of the closing prices of RCN Common Stock for the 5 trading days ending on Friday, May 25, 2001. The warrants have a term of 4-1/2 years and an exercise price equal to $12.928 per share. The private placement is subject to certain conditions, including the purchase of $50 million in debt securities and other customary conditions. The Company used the proceeds to complete a tender offer of certain Senior Notes in July 2001. Mr. Scott is a member of the board of directors of RCN and is Chairman of Level 3

Communications, Inc., one of RCN's largest shareholders. Pursuant to a stockholder's agreement, Red Basin has certain other rights and obligations, including relating to preemptive rights to purchase additional shares of common equity, registration rights, restrictions on transfer of shares, limitations on acquiring additional shares, and other matters.

In June 1999 the Company completed a public offering of 9,200,000 shares of RCN Common Stock, with a price to the Public of $39.00 per share. The net proceeds to the Company were approximately $344,043 after deducting issuance costs.

**Executive Stock Purchase Plan >** The Company has an Executive Stock Purchase Plan ("ESPP"), under which participants may defer, on a tax-free basis, up to 20% of their annual salary plus bonus. The deferred funds are used to purchase shares of RCN Common Stock. Share units corresponding to the shares purchased are credited to participants' accounts, and held for the benefit of the participant until the earlier of the end of the deferral period (no less than 3 years) or termination of employment. The Company issues a matching share unit for each share unit credited to a participant's account. The share units do not give such participant any rights as a shareholder. The matching share units vest three years from the deferral and are subject to forfeiture as provided in the ESPP.

The number of shares which may be distributed under the RCN ESPP as matching shares or in payment of share units is 500,000. At December 31, 2001, there were 304,494 RCN ESPP shares arising from participants' contributions and 304,450 matching shares. The Company recognizes the cost of the matching shares over the vesting period. At December 31, 2001, deferred compensation cost relating to matching shares was $1,252. Expense recognized in 2001, 2000 and 1999 was $1,210, $967 and $656, respectively. Matching shares are included in weighted average shares outstanding for purposes of computing earnings per share.

## 16 *PENSIONS AND EMPLOYEE BENEFITS*

In 1997, RCN established a 401(k) savings plan that also qualifies as an ESOP (the "ESOP"). Contributions charged to expense in 2001, 2000 and 1999 for these plans were $4,935, $3,687 and $1,948, respectively. During the year 2001, the Company issued 51,014 shares of treasury stock to the RCN 401(k) savings plan related to late deposits.

In addition, the Company has two additional 401(k) savings plans as the result of the 21st Century acquisition. Both plans are employee contribution plans with no employer matching contribution. The Company plans to merge these plans into the existing RCN 401(k) savings plan.

The Company provides certain post-employment benefits to former or inactive employees of the Company who are not retirees. These benefits are primarily short-term disability salary continuance. The Company accrues the cost of post-employment benefits over employees' service lives. The Company uses the services of an enrolled actuary to calculate the expense. The net periodic post-employment benefit cost was approximately $40, $1,028 and $303 in 2001, 2000 and 1999, respectively.

## 17 *COMMITMENTS AND CONTINGENCIES*

a. The Company had various purchase commitments at December 31, 2001 related to its 2002 construction budget.

b. Total rental expense, primarily for office space and equipment, was $42,937, $32,237 and $18,321 for 2001, 2000 and 1999, respectively. At December 31, 2001, rental commitments under noncancellable leases, excluding annual pole rental commitments of approximately $4,592 that are expected to continue indefinitely, are as follows:

| Year Ending December 31, | Aggregate Amounts |
|---|---|
| 2002 | $ 35,282 |
| 2003 | $ 34,258 |
| 2004 | $ 31,576 |
| 2005 | $ 28,484 |
| 2006 | $ 30,006 |
| Thereafter | $ 202,607 |

c. The Company has outstanding letters of credit aggregating $38,676 at December 31, 2001 of which $23,676 is collaterlized by cash.

d. The Company expects that it will not be able to meet all of the construction and system build-out requirements contained in some of the cable franchise agreements it has entered into with certain local governments. The Company is attempting to negotiate with franchising authorities to extend, modify, terminate or postpone the terms of the applicable franchise to avoid any breaches and related penalties. The Company can make no assurances that it will be able to reach a satisfactory resolution of these issues, or that the municipalities involved will not seek to invoke the liquidated damages and other penalties to which they may claim to be entitled pursuant to the franchise agreements. Several jurisdictions have threatened or have brought legal action to seek damages or other remedies for our current or expected future non-compliance with construction and system build-out requirements. While the Company will raise both statutory and contractual defenses to such claims, and believes that its defenses are reasonable and justified, the law in this area is uncertain and the Company can make no assurances that it will be successful in defending such actions. If the Company does not prevail in our defense of these actions, it could be subject to significant damages. If all of the franchising authorities with which the Company has franchise arrangements were to make similar challenges and prevail in such efforts, the Company could be subject to aggregate penalties which could have a material adverse effect on its operations.

In addition to the above, in the normal course of business, there are various legal proceedings outstanding. In the opinion of management, these proceedings will not have a material adverse effect on the financial position or results of operations or liquidity of the Company.

e. With respect to its tax free spin-off in September 1997 from C-TEC Corporation, the Company has agreed to indemnify Cable Michigan and CTE and their respective subsidiaries against any and all liabilities which arise primarily from or relate primarily to the management or conduct of the business of the Company prior to the effective time of the Distribution. The Company has also agreed to indemnify Cable Michigan and CTE and their respective subsidiaries against 30% of any liability which arises from or relates to the management or conduct prior to the effective time of the Distribution of the businesses of C-TEC and its subsidiaries and which is not a true CTE liability, a true Cable Michigan liability or a true Company liability.

The Tax Sharing Agreement, by and among the Company, Cable Michigan and CTE (the "Tax Sharing Agreement"), governs contingent tax liabilities and benefits, tax contests and other tax matters with respect to tax returns filed with respect to tax periods, in the case of the Company, ending or deemed to end on or before the Distribution Date. Under the Tax Sharing Agreement, Adjustments (as defined in the Tax Sharing Agreement) to taxes that are clearly attributable to the Company Group, the Cable Michigan Group, or the CTE Group will be borne solely by such group. Adjustments to all other tax liabilities will be borne 50% by CTE, 30% by the Company and 20% by Cable Michigan.

Notwithstanding the above, if as a result of the acquisition of all or a portion of the capital stock or assets of the Company or as a result of any other action taken by the Company, the distribution fails to qualify as a tax-free distribution under Section 355 of the Code, then the Company will be liable for any and all increases in tax attributable thereto.

f. In order to meet the requirements of the Private Letter Ruling received at the time of the tax-free distribution of RCN stock with respect to its spin-off from CTE, Inc., the Company had a contingent obligation to fund the ESOP portion of its 401(k) plan with shares of Company Common Stock by September 30, 2002 up to 3% of the total number of shares of Company Common Stock outstanding at September 30, 1997 as increased by the number of shares issuable to NSTAR Securities pursuant to the Exchange Agreement (collectively, "Outstanding Company Common Stock") with a market value at such time of not less than $24,000, the Company will issue to the ESOP, in exchange for a note from the ESOP (the "ESOP Note"), the amount of Company Common Stock necessary to increase the ESOP's holdings of Company Common Stock to that level, provided, however, that the Company is not obligated to issue shares to the ESOP in excess of 5% of the total number of shares of Outstanding Company Common Stock.

During the second quarter of 2001, the Company received a supplemental IRS Letter Ruling modifying the Company's contingent funding obligation to 3% of the Company's outstanding shares immediately after the spin-off, or approximately 1.64 million shares of Common Stock, to the ESOP portion of the 401(k) plan, regardless of the value of the shares in the ESOP.

As of December 31, 2001, the ESOP holds approximately 1,405,000 shares of outstanding Company Common Stock.

## 18 *RELATED PARTY TRANSACTIONS*

The Company had the following transactions with related parties during the years ended December 31, 2001, 2000 and 1999:

| | *2001* | *2000* | *1999* |
|---|---|---|---|
| Corporate Office Costs Allocated to Related Parties | **$ 1,200** | $ 1,996 | $ 5,235 |
| Terminating Revenues from Related Party | **$ 7,846** | $ 7,066 | $ 8,948 |
| Expenses Allocated to Unconsolidated Joint Venture Partner | **$ 19,305** | $ 21,776 | $ 21,466 |
| Related Party Expenses for Network Construction | **$ 202,683** | $ 83,675 | $ 48,878 |
| Related Party Expenses for Utility Service | **$ 2,467** | $ 2,392 | $ 2,236 |

At December 31, 2001 and 2000, the Company has accounts receivable from related parties of $16,765 and $37,874, respectively, for these transactions. At December 31, 2001 and 2000, the Company has accounts payable to related parties of $20,693 and $89,800, respectively, for these transactions.

The Company has an existing relationship with Commonwealth Telephone Enterprises, Inc. ("CTE"). Our Chairman and Chief Executive Officer is also the Chairman of CTE. Eight of our Directors also serve on the board of directors of CTE. Prior to September 30, 1997, RCN was a wholly owned subsidiary of CTE (formerly C-TEC Corporation). On September 30, 1997, C-TEC distributed the shares of RCN to its shareholders. The Company agreed to provide or cause to be provided certain specified services (management services) to CTE for a transitional period after the distribution. The total fee for 2001, 2000, and 1999 was approximately $1.2 million, $2.0 million, and $5.2 million, respectively. This transaction was not the result of an arm's length negotiation as the Company and CTE have certain common officers and directors. However, the agreement is designed to reflect an arrangement that would have been agreed upon by parties negotiating at arm's length.

The Company had the following transactions with related parties during the year. All transactions were carried out on an arm's length basis:

In 2001, the Company paid NSTAR Communications approximately $61.9 million, primarily for network construction and related support and separately paid NSTAR approximately $2.5 million for utility service. For the years ended December 31, 2000 and 1999 the total costs paid to NSTAR and BECO were approximately $36.7 million and $59.8 million, respectively. Construction costs are capitalized and are recorded as property, plant, and equipment on the Company's Balance Sheets. A Director of the Company is also the Chairman and Chief Executive Officer of BECO and NSTAR Communications.

In 2001, the Company paid Sordoni Skanska, a subsidiary of Skanska USA, as project manager, approximately $54.2 million to oversee network construction and for related labor costs in several of the Company's markets. The Company reimburses Sordoni Skanska for staff and administrative services, project management fees, and invoices from sub contractors. The Company also paid Barney Skanska approximately $11.3 million for construction services relating to certain of the Company's hub sites. For the years ended December 31, 2000 and 1999 the total costs paid were approximately $52.6 million and $2.5 million, respectively. Construction costs are capitalized and are recorded as property, plant, and equipment on the Company's Balance Sheets. A Director of the Company is also the President of Skanska USA.

In 2001, the Company paid Level 3 approximately $10.6 million for network construction and approximately $2.8 million for circuit costs. For the years ended December 31, 2000 and 1999 the total costs paid were approximately $4.6 million and $6.0 million, respectively. Level 3 owns 26.16% of the outstanding shares of Common Stock in RCN as of December 31, 2001. In addition, the Company's Chairman and Chief Executive Officer and Director is also a Director of Level 3.

The Company provided CTE local and long distance services of approximately $7.6 million during 2001. Commonwealth Telephone Company and CTSI, Inc. a subsidiary of CTE, provided the Company with local and long distance services of approximately $702.0 thousand. For the years ended December 31, 2000 and 1999 the total costs paid were approximately $1.1 million and $1.0 million, respectively.

In 2001, the Company paid the Hanify and King law firm approximately $182.0 thousand for legal services. The Company's Chairman and Chief Executive Officer and Director has a family member who is a partner with Hanify and King.

In 2001, the Company paid USA Networks, Inc. approximately $1.9 million for programming services. A Director of the Company is also a Director of USA Networks.

In 2001, the Company paid $196.3 thousand to Liberty Mutual Insurance Company to lease office space for operations in our Boston market. A Director of the Company is also a Director of Liberty Mutual Insurance Company.

## 19 *OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK*

Certain financial instruments potentially subject the Company to concentrations of credit risk. These financial instruments consist primarily of trade receivables, cash and temporary cash investments, and short-term investments.

The Company places its cash, temporary cash investments and short-term investments with high credit quality financial institutions and limits the amount of credit exposure to any one financial institution. The Company also periodically evaluates the creditworthiness of the institutions with which it invests. The Company does, however, maintain invested balances in excess of federally insured limits.

The Company's trade receivables reflect a customer base primarily centered in the Boston to Washington, D.C. corridor of the United States. The Company routinely assesses the financial strength of its customers. As a consequence, concentrations of credit risk are limited.

## 20 *SUBSEQUENT EVENTS*

The Company has entered into an Amendment to the Credit Agreement dated March 25, 2002 (the "Amendment"). This Amendment amends certain financial covenants and certain other negative covenants to reflect the Company's current business plan and amends certain other terms of the Credit Agreement, including increases to the margins and commitment fee payable thereunder. In connection with the Amendment, the Company has agreed to pay to certain lenders an aggregate fee of approximately $12,900, to repay $187,500 of outstanding term loans under the Credit Facility and to permanently reduce the amount available under the revolving loan from $250,000 to $187,500. The Company has also agreed that it may not draw down additional amounts under the revolving loan until the later of the date on which the Company delivers to the lenders financial statements for the period ending March 31, 2004, and the date on which the Company delivers to the lenders a certificate with calculations demonstrating that the Company's EBITDA was at least $60,000 in the aggregate for the two most recent consecutive fiscal quarters. In connection with the Amendment, each of the lenders party thereto also agreed to waive any default or event of default under the Credit Agreement that may have occurred prior to the date of the Amendment.

In January 2002, the Company exchanged an additional $24.0 million in face value of certain bonds in exchange for 2,589,237 shares of Common Stock. The Company expects to recognize a gain of approximately $11.2 million, after debt issuance costs, in the first quarter of 2002.

# *Supplementary Data* — Quarterly Information (unaudited)

| 2001 | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| Sales | $ 105,949 | $ 110,963 | $ 116,347 | $ 122,712 |
| Operating (Loss) Before Non-Cash Stock-Based Compensation, Depreciation and Amortization | $ (84,329) | $ (61,616) | $ (40,489) | $ (36,404) |
| Operating (Loss) | $ (206,331) | $ (616,878) | $ (128,770) | $ (126,219) |
| Loss Before Extraordinary Item | $ (220,969) | $ (639,255) | $ (148,897) | $ (159,679) |
| Loss Before Extraordinary Item Per Average Share | $ (2.95) | $ (2.95) | $ (1.92) | $ (2.03) |
| Net (Loss) | $ (220,969) | $ (639,255) | $ (73,415) | $ 248,850 |
| **Common Stock** | | | | |
| High | $ 14.06 | $ 7.00 | $ 5.75 | $ 4.43 |
| Low | $ 5.13 | $ 2.94 | $ 1.95 | $ 2.45 |
| **2000** | | | | |
| Sales | $ 71,257 | $ 78,952 | $ 88,245 | $ 94,996 |
| Operating (Loss) Before Non-Cash Stock-Based Compensation, Depreciation and Amortization | $ (67,550) | $ (72,696) | $ (83,147) | $ (108,566) |
| Operating (Loss) | $ (111,962) | $ (151,782) | $ (182,391) | $ (212,709) |
| Net (Loss) | $ (138,121) | $ (172,860) | $ (198,038) | $ (259,695) |
| **Common Stock** | | | | |
| High | $ 72.00 | $ 51.50 | $ 29.75 | $ 19.00 |
| Low | $ 45.06 | $ 20.06 | $ 17.50 | $ 6.06 |

# *Report of Management*

The integrity and objectivity of the financial information presented in these financial statements is the responsibility of the management of RCN Corporation.

The financial statements report on management's accountability for Company operations and assets. To this end, management maintains a system of internal controls and procedures designed to provide reasonable assurance that the Company's assets are protected and that all transactions are accounted for in conformity with accounting principles generally accepted in the United States. The system includes documented policies and guidelines, augmented by a comprehensive program of internal and independent audits conducted to monitor overall accuracy of financial information and compliance with established procedures.

PricewaterhouseCoopers LLP, independent accountants, conduct a review of internal accounting controls to the extent required by generally accepted auditing standards and perform such tests and procedures as they deem necessary to arrive at an opinion on the fairness of the financial statements presented herein.

The Board of Directors meets its responsibility for the Company's financial statements through its Audit Committee which is comprised exclusively of directors who are not officers or employees of the Company. The Audit Committee recommends to the Board of Directors the independent auditors for election by the shareholders. The Committee also meets periodically with management and the independent and internal auditors to review accounting, auditing, internal accounting controls and financial reporting matters. As a matter of policy, the internal auditors and the independent auditors periodically meet alone with, and have access to, the Audit Committee.

*Timothy J. Stoklosa*
*Executive Vice President*
*Chief Financial Officer*

# *Report of Independent Accountants*

**To the Shareholders of RCN Corporation:**

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in common shareholders' equity / (deficit), and cash flows present fairly, in all material respects, the financial position of RCN Corporation and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. As discussed in Note 2 to the financial statements, the Company changed its method of accounting for stock-based compensation in 2000.

PricewaterhouseCoopers LLP

*PricewaterhouseCoopers LLP*
*Philadelphia, Pennsylvania*
*March 1, 2002, except for Notes 13 and 20 as to which the date is March 25, 2002*

# *Board of Directors*

**David C. McCourt**
*Chairman and*
*Chief Executive Officer,*
*RCN Corporation*

**Michael A. Adams**
*President, Wholesale*
*and New Product Development,*
*RCN Corporation*

**Timothy J. Stoklosa**
*Executive Vice President*
*and Chief Financial Officer,*
*RCN Corporation*

**Peter S. Brodsky**
*Partner,*
*Hicks, Muse, Tate and Furst, Inc.*

**James Q. Crowe**
*President and*
*Chief Executive Officer,*
*Level 3 Communications, Inc.*

**Alfred Fasola**
*Chairman and*
*Chief Executive Officer,*
*Sportevo*

**Stuart E. Graham**
*Chief Executive Officer,*
*Skanska USA, Inc.*

**Edward S. Harris**
*Senior Investment Analyst,*
*Vulcan, Inc.*

**Richard R. Jaros**
*Retired President,*
*Kiewit Diversified Group, Inc.,*
*And Retired Chief Financial Officer,*
*Peter Kiewit Sons', Inc.*

**Thomas J. May**
*Chairman and*
*Chief Executive Officer,*
*NSTAR Communications, Inc*

**Thomas P. O'Neill, III**
*Chief Executive Officer,*
*FH/GPC, Associates*

**Eugene Roth**
*Senior Partner,*
*Rosenn, Jenkins & Greenwald, LLP*

**William D. Savoy**
*President,*
*Vulcan, Inc.*

**Walter E. Scott, Jr.**
*Chairman of the Board,*
*Level 3 Communications, Inc.*

**Michael B. Yanney**
*Chairman and*
*Chief Executive Officer,*
*America First Companies, LLC*

# *Officers and Committees*

## *Executive Officers*

David C. McCourt
*Chairman and*
*Chief Executive Officer*

Robert J. Currey
*Vice Chairman*

Jeffrey White
*President, Customer and*
*Field Operations*

Michael A. Adams
*President, Wholesale and*
*New Product Development*

Timothy J. Stoklosa
*Executive Vice President and*
*Chief Financial Officer*

John D. Filipowicz
*Senior Vice President,*
*Administration*

John J. Jones
*Executive Vice President, General*
*Counsel*
*and Corporate Secretary*

Mary West Young
*Senior Vice President-Finance and*
*Controller*

## *Committees*

**Executive Committee**
David C. McCourt, Chairman
Michael A. Adams
James Q. Crowe
William D. Savoy
Walter E. Scott, Jr.

**Compensation Committee**
Eugene Roth, Chairman
Alfred Fasola
Michael B. Yanney

**Audit Committee**
Alfred Fasola, Chairman
Richard R. Jaros
Thomas J. May
Thomas P. O'Neill, III

**Nominating Committee**
Eugene Roth, Chairman
Alfred Fasola
Michael B. Yanney

## *Corporate Information*

**Corporate Headquarters**
RCN Corporation
105 Carnegie Center
Princeton, NJ 08540
(609) 734-3700

**Shareholder Account Assistance**
Questions about lost stock certificates, stock transfers, address changes, registration changes or other shareholder matters should be directed to the transfer agent and registrar listed below.

**Mellon Investor Services, LLC**
Shareholder Relations Department
PO Box 3315
South Hackensack, NJ 07606
(800) 647-4273
www.mellon-investor.com

**Independent Public Accountants**
PricewaterhouseCoopers LLP
Two Commerce Square
2001 Market Street, Suite 1700
Philadelphia, PA 19103-7042

**Annual Meeting**
The annual meeting of shareholders is scheduled for 11:00 AM, Thursday, May 16, 2002, at the Hyatt Regency Princeton. The hotel is located at 102 Carnegie Center, Princeton, NJ 08540, (609) 987-1234

**Investor Relations Information**
Members of the financial community and shareholders seeking additional information about the company are invited to contact:

**Kevin Kuryla**
Director of Investor Relations
RCN Corporation
105 Carnegie Center
Princeton, NJ 08540
(609) 720-5863
ir@rcn.com

Requests for additional financial information such as Forms 10K and 10Q, which are filed with the Securities and Exchange Commission, are available from Investor Relations and can be obtained by visiting our Website at www.rcn.com, by writing to the corporate headquarters or by calling the information request line at (609) 734-3700 and asking for "Investor Relations".

**Common Stock**
The Nasdaq National Market Symbol: RCNC

**Media Relations Information**
**For press inquiries, contact:**

**Nancy Bavec**
Director of Public Relations
RCN Corporation
105 Carnegie Center
Princeton, NJ 08540
(609) 734-3772
Nancy.Bavec@rcn.net

Project Management: Powernoggin, LLC
Design: Laughlin Constable, Inc. Chicago/Milwaukee
Portrait: Robert Bruschini

105 Carnegie Center
Princeton, New Jersey 08540

www.rcn.com